Letter to Shareholders	1
Operations and Development Projects	7
San Dimas Mine	9
Black Fox Mine	11
Sustainability	13
Primero Reserves and Resources	15
2016 Financial Review	17
Corporate and Shareholder Information	125
Directors and Officers	126

This annual report contains forward-looking statements. Please refer to the Cautionary Note Regarding Forward-Looking Information on page 68. Unless otherwise noted, all figures are in US dollars.

2016
LETTER TO SHAREHOLDERS

Joseph F. Conway
Interim President and
Chief Executive Officer

In 2016, Primero faced a series of challenges. By the end of the year, after a reset of our strategies and our operational priorities, we saw improved results that point to a more promising future. We are moving forward with a renewed management team and better understanding of our portfolio.

For Primero, 2016 was a year of challenges. While we did meet revised, albeit reduced, guidance for production and for costs, we have improved our understanding of our ore bodies. The Company has strengthened our management team and we are well advanced with a reset of our operations. As we turn towards 2017, we have begun to lay the foundations for a strengthened Primero going forward.

Our portfolio is exclusively gold properties in North America, including our flagship San Dimas mine in Durango, Mexico, and the Black Fox mine near Timmins, Ontario, Canada. Our exploration and development projects include the Lechuguilla concession, which is adjacent to San Dimas, and the Froome and Grey Fox projects which are adjacent to Black Fox. Our Cerro del Gallo development project is located in Guanajuato, Mexico.

Our year-end production totalled 176,139 gold equivalent ounces, within our revised range of 170,000 - 190,000 ounces.

Positioning San Dimas for Renewed Profitability

In 2016, San Dimas, our flagship property, produced 113,968 gold equivalent ounces at cash costs of $856 per gold equivalent ounce and AISC of $1,117 per gold ounce. Production was affected by numerous factors that resulted in reduced mine productivity. In late-2016, we revised our implementation strategy to reduce the complexity of mining operations and maximize resources in high-priority areas. By the fourth quarter, the operation had succeeded in accessing areas of higher gold grades and increasing the pace of production.

Primero2016 Annual Report | 1

The Company has strengthened our management team and we are well advanced with a reset of our operations.

Exploration success is critical to maintaining and increasing longer-term value at San Dimas, and in 2016 we succeeded in adding areas of new mineral resources. However, operational challenges prevented us from drilling the areas sufficiently to convert the resources to mineral reserves. Our exploration programs continue to identify near-infrastructure vein extensions, including the northeastern extension of the Victoria vein, where several high-grade intercepts have been encountered.

In 2016, we acquired the Lechuguilla greenfield concessions, totalling approximately 30,000 hectares, a strategic property adjacent and to the south of San Dimas, that is not subject to the San Dimas silver purchase agreement. Initial exploration at Lechuguilla has already discovered veins at surface, and we look forward to drilling these targets as we build the district scale potential.

Proving the Viability of Black Fox

In 2016, Black Fox produced 62,171 ounces of gold at cash costs of $881 per ounce and AISC of $1,291 per ounce. In the third quarter, we succeeded in delivering production ore from the Deep Central Zone. The Deep Central Zone has been our target area, and we hope to validate our original thesis that high-grade ore continues at depth. With further success from the Deep Central Zone we believe Black Fox can lower its cash costs and become a viable, profitable mine.

Exploration and development are now focused on continuing to expand the Deep Central Zone and looking for other, deeper targets to test the true potential of the deposit. We have been successful in delineating the adjacent Froome Zone, a Primero discovery, which we see as a potential source of supplemental ore feed for the Black Fox mill. We have also identified other Froome-like targets, and look forward to follow-up testing. The adjacent Grey Fox development property will also create opportunity as another potential ore stream. Our objective at Black Fox has always been to add tonnes and increase grades in order to build a sustainable and profitable operation.

Engaging with Our People and Our Communities

Even as we work to improve our productivity, our highest priority is always the safety of our workers. In 2016, we implemented stringent new safety standards and procedures, including enhanced standards for ground support at San Dimas. The new procedures resulted in a temporary decrease in production, but contributed to real progress in our objective of becoming a zero-harm operation. We also maintained our corporate commitment to our host communities and the environment, and were recognized, for the fifth consecutive year, as a Socially Responsible Company (Empresa Socialmente Responsable) by CEMEFI, the Mexican Centre for Philanthropy.

Bringing New Strength to Management

Through 2016, and into 2017, our senior management team has been bolstered. Kevin Jennings stepped in as Chief Financial Officer. He is an experienced international mining finance executive with an extensive background in financial management, reporting, restructuring and turnarounds. Our new Chief Operating Officer, Damien Marantelli, brings over 35 years of international experience in the mining industry. His focus is on returning our operations to profitability. New to the Board is Patricia A. Fortier, a former diplomat and past Canadian Ambassador to Peru and Bolivia. We welcome her experience in political relations, governance, international security, and trade and investment.

I would also like to express my gratitude to Ernest Mast, our past President and CEO, and former COO, for his dedication to Primero.

Delivering on Primero's Potential

Looking forward to 2017, our first focus is on resetting San Dimas' operational strategy and bringing the mine back to profitability so it can deliver on its high potential. We will reduce the complexity and scale

2 | Primero2016 Annual Report

Primero Management *(from left to right)*: James Mallory *VP, Corporate Responsibility*, Tamara Brown *VP, Corporate Development*, Damien Marantelli *COO*, Joseph F. Conway *Interim President & CEO*, Kevin Jennings *CFO*, H. Maura Lendon *Chief General Counsel and Corporate Secretary*, and Louis Toner *VP, Project Development and Construction*.

of our operations, and work on a vein-by-vein mining plan in preparation for a phased restart of mining. We will continue to work with our site management and supervisors to apply best-practices mining techniques within a safe operating environment.

Black Fox's operations will be closely monitored to ensure that it continues to reduce costs and delivers on its short-term viability and long-term potential.

The Cerro del Gallo project is subject to permitting, and remains ready for a construction decision when gold prices improve.

To help Primero through this next phase, we have streamlined our head office and reduced expenses significantly. I remain confident in our team's abilities to deliver long-term, sustainable returns to our shareholders, and prosperity to our local communities.

In closing, I want to acknowledge the tragedy that struck shortly after the year began. An aircraft, with Primero employees and their families, crashed 15 kilometres from the Tayoltita airport, killing three people including our Vice President Operations, Guillermo Adrian. Their loss is felt deeply by everyone at Primero. I take this opportunity to express my condolences to all their grieving families and colleagues, and commend all of Primero's staff for their strength in carrying on as we suffered this tragic loss and faced a year of volatility.

Joseph Conway,
Interim President and Chief Executive Officer

Primero2016 Annual Report | 3

Black Fox Mine
Grey Fox Project
Toronto Corporate Office
San Dimas Mine
Lechuguilla and Ventanas Exploration Properties
Cerro del Gallo Project

4 | Primero 2016 Annual Report

A RENEWED PRIMERO

Looking forward to 2017, our first focus is on resetting **San Dimas**' operational strategy and bringing the mine back to profitability so **it can deliver on its high potential.**

Black Fox's operations will be closely monitored to ensure that it continues to reduce costs and **delivers on its short-term viability and long-term potential.**

Primero2016 Annual Report | 5

OPERATIONS AND DEVELOPMENT PROJECTS

Our sixth full year of operation was a challenging one for Primero. Despite this, we made **progress through the year** and met our revised guidance for production and costs. In 2017, we are working to **streamline** and restructure the Company for **increased efficiency and productivity,** leading to a **stronger and more profitable future.**

Optimizing for Long-Term Sustainability

In 2016, we took the proactive decision to reset Primero in order to return to sustainable profitability. We implemented enhanced safety measures and faced a number of operational challenges at our mine sites. In 2017, a Company-wide cost reduction program has already streamlined the head office, and we are working to reduce costs at mine operations. Our target is a further 15% in fixed-cost reductions below the original budget to restore profitability and provide operational cash flow.

We also renewed our senior management team: Kevin Jennings took over as Chief Financial Officer and Damien Marantelli as Chief Operating Officer, resulting in a rapid infusion of energy and focus. Under Interim President and CEO Joseph Conway, who led Primero from its earliest days, the Company has a new drive and purpose as we strive to return to operating and financial stability in the short term and realize on the Company's potential to deliver significant value in the long term.

As we move forward, we understand the challenges. We are reviewing every assumption, from mine plans to exploration schedules, to the productivity that we expect from our workforce, as we work to reset our operations. All the while, we will hold to our priorities of health and safety, a commitment to the environment, and accountability in preserving a strong balance sheet and focusing on free cash flow.

Primero2016 Annual Report | 7

The San Dimas mine is located northeast of Mazatlán in central west Mexico, within one of Mexico’s major historic mining

districts. The San Dimas deposit is considered to be one of the most significant precious metal deposits in Mexico. Despite

its short-term setbacks, San Dimas is a proven producer, with a strong history of reserves and resource growth.

In 2016, San Dimas met revised guidance, producing	contain nearly half the property’s current gold reserves.
113,968 ounces of gold and 5.32 million ounces of silver.	We continue to engage our workforce in determining the
These totals were the result of lower-than-expected	best methods to achieve sustainable productivity and
grades, limited access to high-grade zones, and labour	cost reductions.
issues that affected productivity. In response, we
modified our mine plan to reduce the number of working	Exploration in 2016 succeeded in discovering areas of
faces and deployed our teams to target higher-priority,	new mineral resources. In 2017, we plan to nearly double
higher-grade areas. This was in an effort to reduce	our exploration budget over 2016, and new drilling will
complexity, improve planning and increase supervision	target these areas with the intention of converting the
resources to reserves. Exploration has already revealed
in these critical areas. Performance improved with a	high-grade intercepts to the northeast of the Victoria
stronger fourth quarter in which the mine produced	vein, and we will continue to target known veins and
23,163 ounces of gold and 1.42 million ounces of silver at	nearby high-grade mineralization that can be reached
total cash costs of $746 per gold equivalent ounce and	through existing infrastructure. Our 2017 objective is to
all-in sustaining costs (AISC) of $994 per ounce.	replace 100% of mined reserves.

In 2017, we are continuing to refine our plans to reduce	In 2016, we acquired the adjacent Lechuguilla greenfield
the complexity of mining operations and restore	concessions, where initial exploration has discovered
profitability. During this period of reset, we are improving	veins at surface. The San Dimas Southern Concessions
our mine planning and focusing on productivity and	remain strategically important, as they are not covered
operational efficiency in the higher-quality veins, which	by the San Dimas silver purchase agreement.

Primero 2016 Annual Report | 9

BLACK FOX

OPTIMIZING A HIGH-GRADE GOLD MINE

The Black Fox complex encompasses 1,750 hectares of contiguous land in Canada's gold heartland, 65 km east of the city of Timmins, Ontario. The property covers a highly prospective portion of the Porcupine Destor Fault Zone, which hosts many of Ontario's richest gold mines. The complex includes the Black Fox mine, the Black Fox mill, the Grey Fox development project, and the Froome zone, a Primero discovery located less than a kilometre west of the Black Fox mine.

Black Fox ended the year with a strong fourth quarter with 17,512 ounces of gold produced at total cash costs of $828 per ounce and AISC of $1,101 per ounce. Annual total production was 62,171 ounces of gold at total cash costs of $881 per ounce and AISC of $1,291 per ounce. Underground production for the year averaged 641 tonnes per day, a 66% improvement over 2015.

Production at Black Fox picked up in September, when initial stope production from the 660-metre level in the Deep Central Zone was achieved. Mining is now actively proceeding on three levels, at four working faces, with daily production averaging 800 tonnes per day in the fourth quarter. The Deep Central Zone will be the source of 80% of our mined gold ounces in 2017.

With a larger exploration budget, we will drill to extend the Deep Central Zone below the 900-metre level, with the possibility of drilling as deep as 1,500 metres. It is not uncommon in the region to identify attractive mineralization at these depths. Our objective is to replace 100% of mined reserves.

2016's exploration at the adjacent Froome deposit resulted in an increase of 108,000 ounces of Indicated Resources, which now total 0.9 million tonnes grading 5.5 grams per tonne gold. We plan to continue exploration for other Froome-like targets on the Black Fox property.

> We continue to believe in the significant mineral potential of the entire Black Fox complex.

We continue to believe in the significant mineral potential of the entire Black Fox complex. However, given the recent operating results, we are closely monitoring the mine's performance and cash flows, and corrective actions will be taken if necessary.

The Development Pipeline: Grey Fox and Cerro del Gallo

Grey Fox is a promising development project in northern Ontario, only four kilometres from the Black Fox mine. Grey Fox is 100% owned and not covered by any streaming agreements. Grey Fox is currently on hold due to market conditions.

The Cerro del Gallo project is in the prolific San Antón de las Minas mining district in Guanajuato state in central Mexico. An open-pit heap leach development project, it represents a potential 95,000 gold equivalent ounces per year. The project is subject to permitting, with the environmental permit application recently submitted. A final construction decision will be made based on its economics and market conditions.

While we have confidence in the long-term prospects for both of these properties, we will continue to monitor the economics of each property, and will revisit our decisions as markets evolve.

Primero2016 Annual Report | 11

SUSTAINABILITY

PEOPLE, COMMUNITIES AND THE ENVIRONMENT

A Relentless Dedication to Safety

At Primero, our first responsibility is to the health, safety and well-being of our people, their families and their communities. Years of ongoing efforts to create and sustain a safety-first culture have shown results. From 2010 to 2016, San Dimas has reduced their reportable injury frequency rate (TRIFR) by 63%. At Black Fox, the number of reportable incidents reduced steadily, quarter-over-quarter, throughout 2016. We remain committed to a zero-incident workplace.

Protecting the Environment

2016 was a year in which we at Primero held true to our dedication to protecting the environment, despite the necessities of organizational optimization.

At Black Fox, as a result of a reduction in mine equipment and improvements to underground heating, we reduced greenhouse gas (GHG) emissions by 27% in 2016.

San Dimas operates on sustainable hydroelectric power from its own power-generation facility, which last year provided 58% of its overall power requirements. The mine operates a state-of-the-art dry stack tailings facility, which consumes far less water than traditional tailings processing, and eliminates the potential environmental risk of tailings ponds. San Dimas has maintained its Clean Industry certification, which was awarded in 2015 by the Procuraduria Federal de Proteccion al Ambiente (the Mexican Environmental Authorities).

Supporting Local Communities

In and around our host communities, we actively support health, education and socio-economic development. In Tayoltita, near the San Dimas mine, we completed a major upgrade of the local hospital. We have also built roads and funded the construction of classrooms. We supported the Activa Tayoltita, a year-long youth recreational program including educational and sporting events and regular use of the newly constructed recreational parks.

> At Black Fox, the number of reportable incidents reduced steadily, quarter-over-quarter, throughout 2016.

Our support for the College of Professional Technical Education (CONALEP) campus in Tayoltita continues, with 40 graduates from the 2016 program and 299 graduates over the last ten years. CONALEP students volunteer in a Primero-supported recycling program: we provided the recycling stations, space and equipment, and the revenues from the sale of recycled materials help fund student housing.

At the Black Fox mine we maintain a positive working relationship with the Wahgoshig First Nation. To create career opportunities for Wahgoshig members, we supported the Stope School Partnership, a training program developed with Northern College in Timmins and run at the mine, in a three-way partnership with the Wahgoshig community. Twenty-five students have completed the program to date and 60% are employed in the mining industry.

Our strategy is to preferentially employ and procure goods locally. Our ongoing implementation of written

Primero2016 Annual Report | 13

We actively support health, education and socio-economic development.

agreements with local ejidos in Mexico, and the Impact Benefit Agreement (IBA) that we signed with the Wahgoshig First Nation, have generated new employment and business opportunities in their respective communities.

For the fifth consecutive year we were awarded the Empresa Socialmente Responsable (Socially Responsible Company) Award by CEMEFI (Mexican Centre for Philanthropy). The award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

Our commitment to diversity is reflected in our adopted Diversity Policy, which can be found at www.primeromining.com, under Board Guidelines, Appendix B.

In 2016, we continued the ongoing process of assessing the topics of material interest in sustainability reporting. These issues will be among the topics included in our 2016 Sustainability Report.

14 | Primero 2016 Annual Report

TOTAL MINERAL RESERVES as at December 31, 2016

		Tonnage	Gold	Silver	Contained	Contained
		(million	Grade	Grade	Gold	Silver
Classification	Property	tonnes)	(g/t)	(g/t)	(000 ounces)	(000 ounces)
Proven & Probable	San Dimas	4.0	4.0	322	517	41,220
Proven & Probable	Black Fox	0.8	4.1	–	111	–
Proven & Probable	Cerro	32.2	0.7	15	712	15,335
Total Proven & Probable					1,340	56,555

TOTAL MINERAL RESOURCES as at December 31, 2016

		Tonnage	Gold	Silver	Contained	Contained
		(million	Grade	Grade	Gold	Silver
Classification	Property	tonnes)	(g/t)	(g/t)	(000 ounces)	(000 ounces)
Measured & Indicated	San Dimas	5.0	5.2	387	832	61,879
Measured & Indicated	Black Fox	2.9	6.0	–	554	–
Measured & Indicated	Grey Fox	4.7	4.4	–	668	–
Measured & Indicated	Cerro	47.9	0.6	13	923	20,546
Measured & Indicated	Ventanas	0.2	2.5	258	12	1,286
Total Measured & Indicated					2,989	83,711
Inferred Resources	San Dimas	7.2	3.7	317	860	73,452
Inferred Resources	Black Fox	0.3	6.9	–	57	–
Inferred Resources	Grey Fox	1.3	4.2	–	174	–
Inferred Resources	Ventanas	0.2	2.3	412	17	3,039
Total Inferred Resources					1,108	76,491

NOTES TO THE MINERAL RESERVE
AND MINERAL RESOURCE STATEMENTS
1.	Mineral Reserves and Mineral Resources estimated as of	3.	Assumed processing recovery factors at San Dimas for gold of 95% and
	December 31, 2016.		silver of 92%.
2.	San Dimas and Black Fox Complex Resources are calculated inclusive of	4.	Exchange rate assumed is MXN$18.00/US$1.00.
	Reserves while Cerro del Gallo Resources are calculated exclusive	5.	The Mineral Reserve estimates for San Dimas mine set out in the
	of Reserves.		table above have been reviewed and approved by Mr. Clifford Lafleur,
3.	Figures may not add due to rounding.		P.Eng., Director of Technical Services, Primero and Mr. Patrick McCann,
Notes to the San Dimas Mineral Reserve Statement:			P.Eng., Principal Engineer, Primero and a Qualified Person (“QP”) for the
1.	Assumed gold price of US$1,200 per troy ounce and silver price of US$17		purposes of National Instrument 43-101 (“NI 43-101”).
	per troy ounce.	6.	Mineral Reserves do not consider the silver purchase agreement which
2.	A two-pass cut-off grade was applied at San Dimas; first-pass of		exists with Silver Wheaton Corp. such that the first 6.0 million ounces per
	3.22 g/t gold equivalent based total all-in costs of $118.00/t ($81/t direct		annum of silver produced by the San Dimas mine, plus 50% of the excess
	costs and $37/t sustaining capital), and second-pass of 2.22 g/t gold		silver above this amount, must be sold to Silver Wheaton Caymans at the
	equivalent based on direct operating costs only. Metal supply contract		lesser of $4.28 per ounce (adjusted by 1% per year) and market prices.
obligations have been referenced in determining overall vein reserve estimate viability.

Primero 2016 Annual Report | 15

Notes to the San Dimas Mineral Resource Statement:		3.	The Mineral Resource estimate for Grey Fox was prepared by Mr. Rodney
1.	Mineral Resources are total and include those resources converted		Webster MAusIMM, MAIG of AMC Mining Consultants (Canada) Ltd. and
	to Mineral Reserves.		a QP for the purposes of NI 43-101.
2.	Assumed gold price of US$1,200 per troy ounce and silver price of	Notes to the Cerro del Gallo Mineral Reserve and Mineral
	US$17 per troy ounce.	Resource Statement:
3.	San Dimas cut-off grade of 2.0 g/t gold equivalent was applied.	1.	As reported in the technical report entitled “Technical Report, First
4.	The Mineral Resource estimates for the San Dimas mine set out in the table		Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project,
	above have been reviewed and approved by Mr. Dave Laudrum, P.Geo.,		Guanajuato, Mexico” (the “Technical Report”) with an effective date of
	Senior Resource Manager, Primero and a QP for the purposes		May 11, 2012. Qualified Persons included:
	of NI43-101.		• Mr. Timothy Carew, P.Geo of Reserva International LLC. (Reserva).
Mr. Carew is responsible for the supervision of the preparation of this
Notes to Black Fox Mineral Reserve estimate:			report and completed an inspection of the property on 15th of December
1.	Assumed gold price of US$1,200 per troy ounce.		2009. At that time he reviewed the surface areas of the Cerro del Gallo
2.	A two-pass cut-off grade was applied at Black Fox underground; first-pass		project, drilling results, sampling and shipping procedures, geological and
	of 4.74 g/t gold based on total all-in costs of C$214.00/t (C$166/t direct		geotechnical logging techniques, surveying records and documentation
	costs and C$48/t sustaining capital), and second-pass of 3.47 g/t gold		procedures with the field geological personnel. Mr. Carew is responsible
	based on direct operating costs only.		for the overall review of the geological modelling and for the estimation
3.	Assumed processing recovery factors at Black Fox for gold of 95%.		of resources used for the feasibility study.
4.	Exchange rate assumed is CDN$1.30/US$1.00.		• Mr. Thomas Dyer P.E. of Mine Development Associates (MDA).
5.	The Mineral Reserve estimates for Black Fox mine set out in the table above		Mr. Dyer is responsible for the reserves, mine production, and mine capital
	have been reviewed and approved by Mr. Clifford Lafleur, P.Eng., Director		and operating cost estimates. Mr. Dyer visited the property in June 2010.
	of Technical Services, Primero and Mr. Patrick McCann, P.Eng., Principal	2.	Refer to the technical report entitled “Technical Report, First Stage Heap
	Engineer, Primero and a QP for the purposes of NI 43-101.		Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato,
6.	A gold purchase agreement exists with Sandstorm Inc. such that 8% of		Mexico” (the “Technical Report”) with an effective date of May 11, 2012.
	the gold produced by the Black Fox mine must be sold to Sandstorm at the		Mr. Gabriel Voicu, Vice President, Geology and Exploration, who is
	lesser of $500 per ounce of gold (subject to an inflationary adjustment		a “qualified person” for the purposes of NI 43-101, has reviewed the
	beginning in 2013, not to exceed 2% per year) and market prices.		Technical Report on behalf of Primero. To the best of Primero’s knowledge, information and belief, there is no new material scientific or technical
Notes to Black Fox Mineral Resource estimate:			information that would make the Technical Report inaccurate or
1.	Mineral Resources are total and include those resources converted to		misleading.
	Mineral Reserves.	3.	Proven and probable reserves are reported using gold equivalent cut-off
2.	Assumed gold price of US$1,200 per troy ounce.		grades of 0.24 and 0.29 for weathered and partially oxidized material
3.	Black Fox open-pit cut-off grade of 0.9 g/t gold and underground cut-off		respectively. Cut-off grades were applied to gold equivalent grades which
	grade of 3.4 g/t were applied.		include both gold:silver price and recovery ratios.
4.	The Mineral Resource estimates for the Black Fox mine set out in the table	Notes to the Ventanas Mineral Resource Statement:
	above have been reviewed and approved by Mr. Dave Laudrum, P.Geo.,	1.	As reported in the technical report entitled “Technical Report On The
	Senior Resource Manager, Primero and a QP for the purposes of NI 43-101.		Ventanas Epithermal Silver-Gold Property Durango State Mexico For Mala
Notes to Grey Fox Mineral Resource estimate:			Noche Resources Corp.” (the “Technical Report”) with an effective date
1.	Assumed gold price of US$1,200 per troy ounce.		of January 27, 2009. The Qualified Person for the report was Ian Trinder,
2.	Grey Fox open-pit cut-off grade of 0.9 g/t gold and underground cut-off		Associate Geologist with Howe (Canada) and qualified person for the
	grade of 3.0 g/t were applied.		purposes of NI 43-101.

16 | Primero 2016 Annual Report

Primero 2016 Annual Report  |  17

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2016. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2016, which is expected to be filed by March 31, 2017, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of March 14, 2017.

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in both Mexico and Canada. The Company’s strategy is building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border- of Durango and Sinaloa states, and the Black Fox mine located in the Township of Black River Matheson, Ontario, Canada. The Company owns properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex.

In addition, the Company owns two exploration properties: the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico and Ventanas, located in Durango State, Mexico.

The profitability and operating cash flow of the Company are affected by numerous factors, including its ability to secure future financings, the amount of gold and silver produced and sold, market prices of gold and silver, operating costs, labour relations, regulatory and environmental compliance, as well as currency, interest and exchange rates, political risks, and varying levels of taxation. The Company seeks to manage these risks, but many of the factors affecting these risks are beyond the Company’s control.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has a convertible debenture trading on the TSX under the symbol “P.DB.V” and common share purchase warrants trading on the TSX under the symbol “P.WT.C”.

18  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

SELECTED CONSOLIDATED ANNUAL INFORMATION

Years ended December 31	2016	2015	2014[1]
Key Performance Data
Tonnes of ore milled	1,672,322	1,868,926	1,593,005
Produced
Gold equivalent (ounces)	176,139	259,474	225,054
Gold (ounces)	156,052	221,060	189,943
Silver (million ounces)	5.32	8.30	6.15
Sold
Gold equivalent (ounces)	178,918	255,951	220,067
Gold (ounces)	158,028	218,194	185,286
Silver (million ounces)	5.56	8.12	5.94
Average realized prices
Gold ($/ounce)[3]	$1,221	$1,136	$1,243
Silver($/ounce)[3]	$4.68	$5.34	$7.46
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$865	$637	$687
By-product basis	$817	$548	$579
All-in sustaining costs (per gold ounce)[2]	$1,333	$960	$1,222

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$219,176	$291,304	$274,612
Earnings from mine operations	580	50,473	52,663
Net loss	(234,420)	(106,910)	(224,384)
Adjusted net income (loss)[2]	(22,139)	6,556	5,365
Adjusted EBITDA[2]	41,385	100,882	78,673
Basic loss per share	(1.32)	(0.66)	(1.48)
Diluted loss per share	(1.32)	(0.66)	(1.48)
Adjusted net income (loss) per share[2]	(0.12)	0.04	0.04
Operating cash flows before working capital changes	15,267	83,166	73,658
Weighted average shares outstanding (basic)(000’s)	177,569	162,341	152,064
Weighted average shares outstanding(diluted) (000’s)	177,569	162,341	152,064

As At December 31	2016	2015	2014[1]
Assets
Mining interests	$577,920	$790,118	$881,480
Total assets	$677,817	$924,968	$1,002,820
Liabilities
Long-term liabilities	$130,472	$162,427	$190,213
Total liabilities	$216,687	$276,092	$254,835
Equity	$461,130	$648,876	$747,985

1	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to December 31, 2014).
2	See “NON-GAAP measurements “
3

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

Primero  |  2016 Annual Report 19

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

HIGHLIGHTS

Operational Performance

•

Primero’s consolidated production was 176,139 gold equivalent ounces in 2016 compared to 259,474 gold equivalent ounces in 2015. Gold production was 156,052 ounces in 2016 compared to 221,060 ounces in 2015, and silver production was 5.32 million ounces from San Dimas in 2016 compared to 8.30 million ounces in 2015.

•

The San Dimas mine produced 93,881 ounces of gold and 5.32 million ounces of silver in 2016 38% and 36% lower for gold and silver, respectively, in comparison to 2015. Production was adversely impacted by the implementation of enhanced ground support in the first half of the year, high unplanned worker absences and lack of compliance to mine plans during the second half. The Company has started an action plan to reset the mining operations and ensure the long- term profitability and sustainability of the mine and is committed to work with the union to turn San Dimas into a more focused and efficient operation.

•

The Black Fox mine produced 62,171 ounces of gold in 2016, a decrease of 11% compared to 2015. Production from the Deep Central Zone ramped up in September, and mining is now progressing on three levels (660, 680, and 700 metre levels). During Q4, 2016 the Black Fox mine plan delivered improved grades, which it is expected to continue on in 2017. Management will closely monitor the short-term operating results and cash flow to ensure the Black Fox mine delivers as planned, and will take necessary corrective actions if required.

•

The Company’s total cash costs per gold equivalent ounce was $865 for 2016 compared to $637 for 2015. On a by-product basis, total cash costs per gold ounce were $817 for 2016 compared to $548 for 2015. Unit costs were higher in 2016 due mainly to lower production at both mines. All- in sustaining costs per ounce were $1,333 for 2016 compared to $ 960 in 2015.

•

Given the Company’s 2016 results, Primero has undertaken several actions to streamline its organization and improve shareholder value. These actions include resetting the San Dimas operations to reduce complexity, decrease workforce and other overhead costs. and restore profitability of the mine. The Company will also closely monitor short-term operating results and cash flow at Black Fox to ensure it delivers as planned. The Company is also reducing general and administrative costs through the reduction of corporate office head-count by 30%, downsizing the corporate office space and reducing directors’ expenses.

•

On February 22, 2017, the Company reported its year-end 2016 mineral reserves and resources. Total Proven and Probable Mineral Reserves as at December 31, 2016 were 1.3 million ounces of contained gold and 56.6 million ounces of contained silver. These represent a decrease of 24% for gold and 20% for silver from year-end 2015, primarily attributable to mining depletion (155,000 gold ounces and 5.3 million silver ounces) and modified modeling parameters. In its modeling approach, the Company has applied a two-pass cut-off grade methodology and increased geological constraints which will improve mine planning and future reserve reconciliations.

20  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

•

On February 15, 2017, the Company announced that unionized employees at San Dimas had initiated a strike action, resulting in complete stoppage of mining and milling activities at site. This strike is a result of the failure to reach an agreement before the strike deadline during the negotiation of the Collective Bargaining Agreement. Discussions with the union remain ongoing as the strike continues.

Corporate Finance Developments

•

On March 31, 2016, the 6.5% Convertible Debentures assumed on the acquisition of Brigus Gold Corp. (“Brigus”) were repaid for a total of $48.1 million. To finance this repayment, $50.0 million was drawn on the revolving credit facility (“RCF”).

•

In June 2016, the Company completed an equity offering pursuant to which the Company issued 22,022,500 units (the “Units”) of the Company at a price of C$2.35 per Unit for aggregate gross proceeds of C$51,752,875 (the “equity offering”). Each Unit consists of one common share of Primero and one-half of one common share purchase warrant (each whole common share purchase warrant is a “warrant”) of the Company. Each whole warrant entitles the holder to acquire one common share of the Corporation at a price of C$3.35 per common share until June 25, 2018.

•

On February 27, 2017, the Company announced that it has entered into a term sheet with Sprott Resource Lending Partnership (“Sprott”) for a $75 million three year term loan (“Debt Facility”). The Debt Facility is intended to refinance the Company’s existing $75 million RCF, of which $50 million is currently drawn, and will be used partly for general corporate purposes. Sprott has concluded technical due diligence and the term sheet is subject to execution of definitive transaction documents, all regulatory and other third party approvals and satisfaction of other customary conditions precedent. Although the Company believes that definitive agreements with Sprott will be finalized, there can be no assurance that the Company's efforts to obtain financing from Sprott or others will be successful.

Corporate Developments

•

In 2016, the Company filed procedural and substantive responses to the legal claim against its Advance Pricing Agreement (“APA”) with the Mexican tax authorities (“SAT”), received in February 2016. The claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company continues to pay taxes in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. In Q2 2016, the Company issued a Notice of Intent to submit a claim to international arbitration against the Government of Mexico, under the North American Free Trade Agreement (“NAFTA”), highlighting the improper actions taken by the SAT, with the intent of revoking legal rights previously granted to the Company and upon which the Company relied to expand its investment in Mexico. In late 2016, Primero engaged in dialogue with the Mexican government regarding the legal claim of the SAT, and as a result, the Company has not yet initiated international arbitration proceedings pursuant to NAFTA in order to continue such dialogue.

•

As discussed in Note 2(b) to the December 31, 2016 consolidated financial statements, there is material uncertainty related to the Company’s ability to continue as a going concern. The Company has undertaken a number of actions to reduce cash outflows, and the Company’s Board of Directors has commenced a strategic review process to explore alternatives to improve shareholder value. The alternatives include such things as securing additional financing, strategic investments, joint ventures or asset sales. On February 23, 2017, the Company announced the appointment of Mr. Joseph F. Conway as Interim President and Chief Executive Officer.

Primero 2016 Annual Report  |  21

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Financial Performance

•

Earnings from mine operations for 2016 were $0.6 million compared to $50.5 million in 2015. The reduction in earnings was a result of lower production at both mines partly offset by higher realized prices for gold during 2016.

•

The Company incurred a net loss of $234.4 million ($1.32 per share) including $228.0 million ($188.9 million net of tax) in non-cash impairment charges in 2016, compared to a net loss of $106.9 million ($0.66 per share) in 2015 which included $104.0 million ($97.3 million net of tax) in non-cash impairment charges.

•	Adjusted net loss was $22.1 million ($0.12 per share) for 2016, compared to adjusted net income of $6.6 million ($0.04 per share) for 2015, largely due to lower earnings from mine operations in 2016.

•

Operating cash flows before changes in working capital decreased to $15.3 million ($0.09 per share) in 2016 compared to $83.2 million ($0.51 per share) in 2015 mainly due to lower earnings from mine operations and unrecovered VAT refunds in Mexico totaling $29.0 million. Working capital outflows were higher in 2016 at $2.2 million compared to $1.5 million in 2015. The increase relates mainly to payments of trade and other payables during 2016.

•

Impairment charges of $228.0 million include $111.0 million at the San Dimas mine and $117.0 million at Black Fox complex. The San Dimas impairment was driven primarily by a decrease in mineral reserves. The Black Fox complex impairment charges resulted from decreases in mineral reserves and the resultant shortened mine life. In 2015, impairment charges included $82.0 million at the Black Fox complex resulting from declining metal prices, the decision to temporarily defer the Grey Fox project development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore, plus $22.0 million at Cerro del Gallo resulting from declining metal prices and the decision to further defer development.

•

General and administrative expenses were $14.8 million in 2016 compared to $20.0 million in 2015. The decreased expenses were due primarily to lower bonuses and reduced executive personnel in 2016 as compared to 2015.

•

The $75 million 5.75% Convertible Debentures issued in February 2015 and the common share purchase warrants issued in conjunction with the equity offering in June 2016 are recorded at fair value and marked to market on a quarterly basis. A $12.6 million combined gain was recognized from these instruments in 2016 as compared to a $13.5 million gain recorded in 2015 on account of the 5.75% Convertible Debentures.

22  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

•

Income tax recovery in 2016 of $21.5 million (2015 - $20.4 million tax expense) includes a tax recovery of $19.9 million (2015 -$32.5 million tax expense) at San Dimas including $39.1 million (2015 - $6.7 million) tax recovery from the impairments and a $nil (2015 - $4.7 million) tax recovery recorded from the expiry of warrants. During 2016 and 2015, the Mexican peso devalued approximately 13% and 17% relative to the U.S. dollar, respectively. As a result, the tax basis for the Company’s assets in Mexico devalued relative to its U.S. dollar functional reporting currency. The lower tax base from a U.S. dollar perspective results in lower deductions for tax purposes in future years if the peso remains devalued. As a result, included in the $21.5 million income tax recovery for 2016 is a $26.6 million (2015 - $25.4 million) non- cash deferred tax expense relating to foreign exchange on its deferred income tax liability.

REVIEW OF ANNUAL CONSOLIDATED FINANCIAL INFORMATION

Earnings from mine operations

	Year ended December 31
(in thousands of U.S. dollars)	2016	2015
Gold revenue	$193,077	$247,819
Silver revenue	26,099	43,485
Operating expenses	(155,267)	(163,593)
Depreciation and depletion	(63,329)	(77,238)
Earnings from mine operations	$580	$50,473

The table below sets out variances in the key drivers of earnings from mine operations for the year ended December 31, 2016 compared with the year ended December 31, 2015:

Year ended
(in thousands of U.S. dollars)	December 31
Earnings from mine operations in 2015	$50,473
Differences:
Revenue
Higher realized gold price	13,593
Lower ounces of gold sold	(68,335)
Lower realized silver price	(3,688)
Lower ounces of silver sold	(13,698)
Lower operating expenses	8,326
Lower depreciation and depletion	13,909
Earnings from mine operations as reported in 2016	$580

Primero 2016 Annual Report  |  23

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Revenue

•

Gold revenue decreased by $54.7 million and silver revenue decreased by $17.4 million in 2016 compared to 2015 primarily as a result of reduced production output at both San Dimas and Black Fox (refer to review of operations for further discussion).

Operating expenses

•

Operating expenses decreased in 2016 by $8.3 million, resulting mainly from lower mine extraction activities, reduced performance bonuses, the weakening peso at San Dimas and lower labour costs at Black Fox due to the open pit closure in late 2015.

Depreciation and depletion

•	Depreciation and depletion was $63.3 million in 2016, a decrease of $13.9 million from 2015 due to lower production in 2016.

A summary income statement follows:

	Year ended December 31
(in thousands of U.S. dollars)	2016	2015

Earnings from mine operations	$580	$50,473
Mining interest impairment charge	(228,000)	(104,000)
Exploration expenses	(3,414)	(1,690)
Share-based compensation	(7,049)	(7,144)
General and administrative expenses	(14,802)	(20,044)
Other charges	(4,725)	(2,702)
Transaction costs	(1,214)	(4,416)
Interest and finance expenses	(9,299)	(11,514)
Mark-to-market gain on convertible debentures and warrants	12,610	13,500
Other income (expenses)	(571)	1,024
Income tax recovery (expense)	21,464	(20,397)
Net loss	$(234,420)	$(106,910)

Impairment charges

The indicators for impairment for the San Dimas mine and Black Fox were the revised reserves and resources, a significant decline of Company’s market capitalization and the poor operating performance in 2016.

24  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Year ended December 31
(in thousands of U.S. dollars)	2015	2015
Mining interests:
San Dimas Mine	$111,000	$-
Black Fox Complex	117,000	82,000
Cerro del Gallo Project	-	22,000
	$228,000	$104,000

San Dimas Mine

The San Dimas impairment test was based on the updated life-of-mine plan, which incorporated updated reserves and resources, discount rate factors to account for the underlying risks and management’s view of the exploration potential of the mine site.

Black Fox Complex

The impairment test for the Black Fox Complex was based on the updated life-of-mine plan. In 2016, the resulting non-cash impairment charge for the Black Fox Complex resulted from decreases in reserves and the resultant shortened mine life. In 2015, the non-cash impairment charge was related to declining metal prices, the decision to temporarily defer Grey Fox development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore.

Cerro del Gallo Project

Decisions to delay temporarily the construction at Cerro del Gallo because of current economic conditions resulted in an impairment to this exploration property of $22.0 million in 2015.

Share-based compensation

Share-based compensation includes amortization on equity-settled plans and marked-to-market adjustments on the value of units in the Company’s cash-settled plans. The 2016 decrease is attributed to the decline in the Company’s share price, offset by amortization for grants awarded during the year.

Primero 2016 Annual Report  |  25

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

General and administrative expenses and other charges

	Year ended December 31
(in thousands of U.S. dollars)	2016	2015
General and administrative expenses
Salaries and wages	$6,673	$11,130
Rent and office costs	836	1,232
Legal, accounting and consulting services	2,547	3,672
Directors fees and expenses	1,238	922
Other general and administrative expenses	3,508	3,088
	$14,802	$20,044
Other charges
Legal expenses associated with proceedings in Mexico	$3,254	$694
Office closure costs and severance payments	1,171	2,008
Government charges	300	-
	$4,725	$2,702

The change in general and administrative expenses and other charges was a result of the following factors:

•

Salaries and wages decreased primarily due to lower bonuses recognized in 2016 given the Company’s underperformance during the year. In addition, salaries paid to the former Vancouver finance team in 2015 and the reduction in the number of executives in 2016 contributed to the overall decline in salaries and wages during the year.

•

The decrease in rent and office costs related to subleasing of the former Vancouver office vacated in 2015 and a portion of the Toronto corporate offices subleased to third parties in the second half of 2015.

•	The decrease in normal course legal, accounting and consulting services expense in 2016 is largely due to lower charges relating to assurance and internal control consulting matters.

•

Director fees and expenses include monthly retainer fees, meeting fees, travel expenses and consulting expenses relating to corporate governance matters. Higher charges relating to corporate governance matters, director education and increased number of director meetings accounted for the increase in director fees and expenses in 2016.

•

Other general expenses include administrative expenses necessary to maintain the corporate office including IT and communications, investor relations, insurance and public company listing and regulatory fees.

•

The increase in other charges during 2016 is primarily due to higher legal expenses incurred in connection with the APA and NAFTA claims in relation to the Company’s operation in Mexico, partly offset by a decrease in office closure costs and severance payments.

26  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Transaction costs

Transaction costs include costs allocated to the common share purchase warrants issued in connection with the equity offering completed in June 2016. Transaction costs in 2015 related to the issuance of the $75.0 million 5.75% Convertible Debentures.

Interest and finance expenses

Interest and finance expense decreased by $2.2 million in 2016 as compared to 2015, primarily due to the repayment in full of the 6.5% convertible debentures in March 2016. Interest and finance expenses include accretion costs.

Mark-to-market gain on convertible debentures and warrants

In June 2016, the Company recognized a warrant liability in connection with the equity offering and along with the 5.75% Convertible Debenture are measured at fair value and marked-to-market each period based on the corresponding trading price. The Company recognized a gain of $9.0 million from the 5.75% Convertible Debentures and $3.6 million from the common share purchase warrants during 2016 (2015 - $13.5 million gain from the 5.75% Convertible Debentures).

Other income (expense)

Other income (expense) includes foreign exchange gains and losses, gains on the 6.5% convertible debenture derivative liability and other items. The Company recorded a foreign exchange loss of $0.7 million in 2016 compared to a gain of $0.1 million in 2015. Foreign exchange gains result primarily from the translation of Mexican peso denominated and Canadian dollar denominated asset retirement obligations offset by foreign exchange losses from the peso denominated taxes receivable. In 2016, the Mexican peso depreciated while the Canadian dollar strengthened relative to the U.S. dollar (the Company’s functional currency). In 2015, both the Mexican peso and the Canadian dollar depreciated relative to the U.S. dollar.

Primero 2016 Annual Report  |  27

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Income tax expense

	Year ended December 31
(in thousands of U.S. dollars)	2016	2015
Current tax expense
Mining royalty at San Dimas	$981	$5,590
Other current tax - Mexico	108	17,775
	$1,089	$23,365
Deferred tax expense (recovery)
Withholding tax on intercompany interest	$3,308	$3,932
San Dimas change in tax basis	(18,002)	6,552
Mining royalty at San Dimas	(6,333)	(1,122)
Tax recovery on mining interest impairments	-	(6,661)
Tax recovery on expiry of warrants	-	(4,736)
Other deferred tax	(1,526)	(933)
	$(22,553)	$(2,968)
Total	$(21,464)	$20,397

San Dimas pays income taxes based on its Mexican peso financial statements, which include foreign exchange and other income items (permanent differences) different than the U.S. dollar reporting financial statements. In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to its U.S. dollar reporting currency. In 2016 this decreased deferred tax recovery by $26.6 million (2015-$25.4 million). The reduction in San Dimas tax basis reflects the impact of this foreign exchange offset by inflation on the San Dimas’ deferred income tax balances and the impact of higher book to tax depreciation. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense.

The poor performance of the Company’s Mexican operations in 2016 generated a lower tax base of $0.1 million in comparison with the current tax expense of $17.8 million in 2015. In addition, San Dimas current income taxes have increased because of lower tax depreciation than accounting depreciation. See Note 12 to the December 31, 2016 consolidated financial statements for a full reconciliation of annual income taxes at the statutory rate to the income tax recovery or expense in the statement of operations and comprehensive income (loss).

The Company’s Canadian operations which include the Black Fox Complex and the corporate office, is not currently taxable and has $194.0 (2015 - $172.0) million in Canadian resource tax pools which do not expire and can be utilized to shelter future income earned from the Black Fox Complex.

The mining royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base. The royalty base being taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

28  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arose, as mining assets and financial assets/liabilities had a book basis but no tax basis for purposes of the royalty. The Company has recognized a net deferred tax liability of $22.3 million as at December 31, 2016 in respect of this royalty (2015-$28.7 million). This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted/depreciated. In 2016, the liability was reduced by $6.4 million (2015-$3.9 million).

REVIEW OF OPERATIONS

San Dimas Mine

	Year ended
	December 31			Three months ended
	2016	2015	31-Dec-16	30-Sep-16	30-Jun-16	31-Mar-16	31-Dec-15

Key Performance Data
Tonnes of ore mined	762,167	988,168	194,670	185,080	231,224	151,193	228,539
Tonnes of ore milled	759,087	993,093	191,925	193,553	224,427	149,182	250,796
Tonnes of ore milled per day	2,074	2,721	2,086	2,104	2,466	1,639	2,726
Average mill head grade (grams/tonne)
Gold	3.94	4.90	3.87	3.69	4.10	4.13	5.23
Silver	228	274	245	232	231	198	300
Average gold recovery rate (%)
Gold	98%	97%	97%	97%	98%	99%	98%
Silver	96%	95%	94%	95%	96%	97%	96%
Produced
Gold equivalent (ounces)	113,968	189,769	28,286	28,454	34,327	22,901	50,370
Gold (ounces)	93,881	151,355	23,163	22,162	28,978	19,578	41,371
Silver (million ounces)	5.32	8.30	1.42	1.37	1.60	0.92	2.32
Sold
Gold equivalent (ounces)	118,450	185,463	28,252	27,405	33,653	29,140	48,466
Gold (ounces)	97,560	147,706	22,547	21,840	28,873	24,300	40,320
Silver at fixed price (million ounces)	5.41	7.27	1.57	1.06	1.43	1.35	2.10
Silver at spot (million ounces)	0.16	0.85	0.01	0.15		-	-
Average realized price (per ounce)
Gold	$1,246	$1,150	$1,208	$1,335	$1,265	$1,178	$1,092
Silver[1]	$4.68	$5.34	$4.34	$6.12	$4.24	$4.24	$4.24
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$856	$559	$746	$865	$843	$998	$535
By product basis	$774	$409	$643	$731	$765	$968	$414
All in sustaining costs (per ounce)[3]	$1,117	$680	$994	$1,080	$1,063	$1,362	$753
Revenue ($000's)	$147,581	$213,191	$34,089	$36,581	$42,578	$34,333	$52,960
Earnings from mine operations ($000's)	$145	$53,717	$1,780	$407	$4,348	$(6,390)	$11,408

1	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations”).
2	See “NON- GAAP measurements.“
3	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include general and administrative expenses. See “NON - GAAP measurements “.

Production at San Dimas was impacted by the implementation of enhanced ground support in early 2016, and later by high unplanned worker absences and lack of compliance to the mine plans. This resulted in reduced underground development rates and ventilation restrictions which affected mine productivity.

Primero 2016 Annual Report  |  29

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

In late 2016, San Dimas began to reduce the complexity of the mining operation by prioritizing work in the higher production areas. Mining development during the fourth quarter of 2016 were the highest quarterly total since the second quarter of 2015, an indication that stopes will begin to be scheduled in an improved manner. For the year, San Dimas mill throughput averaged 2,074 TPD compared to 2,721 TPD in 2015 (based on 366-day availability in 2016 and 365-day availability in 2015).

The Company sold 0.16 million ounces of silver at spot prices in 2016, after meeting the annual threshold delivery to Silver Wheaton Caymans in accordance with the silver purchase agreement. In comparison, the Company sold 0.85 million ounces of silver at spot prices in 2015. The majority of silver sold in 2016 was delivered to Silver Wheaton Caymans under the silver purchase agreement. The threshold limit under the silver purchase agreement for the 2015 contract year (August 6 of a year to August 5 of the following year) is 6.0 million ounces of silver. Once this threshold is exceeded, the Company is able to sell 50% of the silver produced at San Dimas at spot market prices. As of December 31, 2016, the Company has delivered 2.12 million ounces of silver towards this annual threshold (2015 – 2.85 million ounces).

For the 2016 year, total operating expenses were lower than 2015 due to reduced mining and milling activity throughout the year and the weakening of Mexican peso. Despite the lower overall costs, the lower gold and silver production levels drove unit costs higher than 2015. Total cash costs on a gold-equivalent and by-product basis in 2016 were $856 and $774 per ounce, respectively, compared with $559 and $409 per ounce, respectively, in 2015.

Total capital expenditures for 2016 were below 2015 levels due to lower underground development and drilling activities, and mill expansion spending. All-in sustaining costs per gold ounce were $1,117 in 2016, compared to $680 in 2015. Similar to cash costs, the lower production level drove all-in sustaining costs higher when compared to 2015, partly offset by lower gross capital spending levels.

As announced on February 15, 2017, there has been a complete stoppage of mining and milling activities at San Dimas as the Company failed to reach agreement with the union on the critical changes needed to the Collective Bargaining Agreement (“CBA”) in order to return San Dimas to profitability. Discussions with the union remain ongoing as the strike continues.

Primero’s goal is to find ways to reduce the complexity and scale of San Dimas operations to increase productivity. This mine “reset” is expected to result in significant decreases to the San Dimas workforce and other overhead costs, and is critical to ensure the long-term profitability and sustainability of the mine. A phased re-start of mining activities, on a vein by vein basis, is planned to ensure strict adherence to best-practice mining techniques and compliance with underlying mine plans within a safe operating environment.

Primero is committed to working with the union to achieve its cost reduction goals, realign the short-term bonus system and match the labour force with the more focused, efficient operation. Through this effort, Primero expects to return San Dimas to profitability and positive cash flow generation.

30  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Black Fox Mine

	Year ended
	December 31			Three months ended
	2016	2015	31-Dec-16	30-Sep-16	30-Jun-16	31-Mar-16	31-Dec-15
Key Performance Data
Open pit mining
Tonnes of ore mined	-	849,668	-	-	-	-	-
Strip ratio	-	4.71	-	-	-	-	-
Average gold grade (grams/tonne)	-	2.09	-	-	-	-	-
Underground mining
Tonnes of ore mined	234,518	140,836	73,597	64,522	57,898	38,501	57,041
Average gold grade (grams/tonne)	4.98	4.81	5.21	5.18	4.46	4.99	5.80
Tonnes increase (decrease) in stockpile	(678,717)	114,671	(152,005)	(168,996)	(171,764)	(185,952)	(172,188)
Tonnes processed
Tonnes of ore milled	913,235	875,833	225,602	233,518	229,662	224,453	229,229
Tonnes of ore milled per day	2,495	2,400	2,452	2,538	2,524	2,467	2,492
Average mill head grade (grams/tonne)	2.22	2.60	2.49	2.29	2.14	1.94	2.51
Average gold recovery rate (%)	96%	96%	97%	95%	96%	95%	96%
Produced
Gold (ounces)	62,171	69,705	17,512	16,230	15,172	13,257	17,785
Sold
Gold at spot price (ounces)	55,371	64,597	14,494	14,735	12,996	13,146	16,434
Gold at fixed price (ounces)	5,097	5,891	1,214	1,409	1,138	1,336	1,015
Average realized gold price (per ounce)[1]	$1,181	$1,108	$1,145	$1,264	$1,192	$1,118	$1,059
Total cash costs (per gold ounce)[2]	$881	$850	$828	$926	$870	$851	$834
All-in sustaining costs (per ounce)[3]	$1,291	$1,163	$1,101	$1,286	$1,362	$1,404	$1,104
Revenue ($000's)	$71,595	$78,112	$18,092	$20,431	$16,861	$16,211	$18,444
Earnings (loss) from mine operations (000's)	$649	$(3,011)	$85	$(422)	$328	$658	$(1,075)

1	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations”).
2	See “NON- GAAP measurements “
3	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include general and administrative expenses. See “NON - GAAP measurements “.

The Black Fox underground mine achieved increased production rates averaging 641 TPD in 2016 at an average grade of 5.0 grams per tonne, representing 66% and 4% improvements, respectively, over 2015.

Black Fox has increased gold production each quarter of 2016, and mining operations will continue to focus on the higher-quality, more predictable Deep Central and Central Zones of the mine, with less reliance on the upper remnant areas. Production from the Deep Central Zone has ramped-up since initial stoping activities began in September, and mining is now progressing on multiple levels. Black Fox delivered 800 tonnes per day of ore production during the fourth quarter of 2016.

During 2016, 678,717 tonnes from the low-grade stockpile were processed through the mill. This stockpile drawdown allowed the mill to achieve a new throughput record, averaging 2,495 TPD (based on 366-day availability).

Despite higher grades and increased tonnage being realized from underground mining in 2016 compared to 2015, mill head grades were lower compared to 2015. In 2015, the mill was supplemented with ore from open pit operations that were higher in grade than the remaining low-grade stockpile fed to the mill in 2016. The lower mill grades were principally responsible for the lower gold production.

Primero 2016 Annual Report  |  31

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The drawdown of the lower-cost stockpile to fill the mill as opposed to open pit mining operations was the main driver of lower operating costs in 2016 compared to 2015. Labour costs were significantly higher in 2015 due to the open pit operations.

Total cash cost per gold ounce were higher in 2016 at $881 per ounce compared to $850 per ounce in 2015 as the lower gold production more than offset lower operating costs.

All-in sustaining costs were higher in 2016 compared to 2015 due to the lower gold production, and slightly higher sustaining capital expenditures due to increased development costs and costs to lift the tailings dam. All-in sustaining costs per gold ounce were $1,291 in 2016, compared to $1,163 in 2015.

The Company continues to evaluate and de-risk the Froome deposit, under a combination open-pit/underground mining option to supplement the Black Fox ore body and improve overall Complex economics. With the low-grade stockpile expected to be fully depleted by mid-2017, Black Fox intends to re-engineer the operation to focus on improved cost efficiency ensuring profitability at reduced mill feed rates. This will involve optimizing surface operations as well as streamlining capital programs. The Company also expects a reduction in capital intensity per ounce as underground operations become focused on production from the Deep Central Zone. Management will closely monitor the short-term operating results and cash flow to ensure the Black Fox mine delivers as planned, and will take necessary corrective actions, including possible care and maintenance, if required.

FINANCIAL CONDITION REVIEW

As at December 31, 2016, the Company has a working capital deficiency of $3.2 million, which is primarily due to the revolving credit facility balance (see note 18 of the annual financial statements) of $50.0 million due on May 23, 2017. The Company’s revolving credit facility contains several financial covenants, which, if not met could result in an event of default. The Company closely monitors compliance with its covenants, as any breach of covenant could result in an event of default under the revolving credit facility agreement, which, if not addressed, would entitle the lender to demand repayment. The revolving credit facility also contains certain other covenants, including cross-default provisions with the Company’s 5.75% convertible debentures. As at December 31, 2016, the Company was in compliance with all its covenants under the revolving credit facility agreement.

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding, successful outcome of the strike and resumption of the San Dimas operations to normal operating capacity. The Company has undertaken a number of actions to reduce cash outflows, and the Company’s Board of Directors has commenced a strategic review process to explore alternatives to improve shareholder value. The alternatives include such things as securing additional funding, strategic investments, joint ventures and asset sales. There can be no assurance that the Company's efforts will be successful in these initiatives, and this represents a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern.

A key financial objective is to make sure the Company has access to funds to achieve its medium term (three year) objectives. The Company’s strategy is to ensure liquidity is available to finance exploration and development requirements at its mining operations and growth projects as well as repay financial obligations. The Company manages its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow.

32  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

To support these objectives the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

Several key policy guidelines are used to manage the Company’s capital structure:

•	ensure that there is sufficient cash to meet its liabilities when they are due;
•	evaluate its financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner;
•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns;
•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

Key financial ratios the Company uses to monitor this are shown together with the net asset table below.

	As at	As at
(in thousands of U.S. dollars except ratios and per share amounts)	December 31, 2016	December 31, 2015

Cash and cash equivalents	$19,875	$45,601
Other current assets	63,178	72,970
Non-current assets	594,764	806,397
Total assets	$677,817	$924,968

Current liabilities (excluding current debt)	$35,374	$61,248
Non-current liabilities (excluding long-term debt)	77,566	99,700
Current debt	50,841	52,417
Long-term debt	52,906	62,727
Total liabilities	$216,687	$276,092

Total shareholders' equity	$461,130	$648,876
Total equity	$461,130	$648,876

Total common shares outstanding	189,508,365	164,185,807
Total options outstanding	6,525,244	4,246,198
Total common share purchase warrants outstanding[1]	11,011,250	-

Key financial ratios
Current ratio[2]	0.96	1.04
Total liabilities-to-equity[3]	0.47	0.43
Debt-to-total capitalization[4]	0.18	0.15

1	The Company has 11.0 million warrants outstanding which are exercisable to purchase 11.0 million common shares at a price of C$3.35 per common share until June 25, 2018.
2	Current ratio is calculated as (cash and cash equivalents + other current asset) ÷ (current liabilities + short-term debt).
3	Total liabilities-to-equity is calculated as total liabilities ÷ total equity.
4	Debt-to-total capitalization is calculated as (short-term debt + long-term debt) ÷ (short-term debt + long-term debt + total equity).

Primero 2016 Annual Report  |  33

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The Company’s net assets (equity) as at December 31, 2016 were $461.1 million compared to $648.9 million as at December 31, 2015. The current ratio has decreased from December 31, 2015 due to lower cash and cash equivalent balance, and the reclassification of a portion of taxes receivables to non-current assets. The mining interest impairment charges recognized in 2016, also caused an increase in the total liabilities-to-equity ratio and debt-to-total capitalization ratio.

Liquidity at December 31, 2016 consisted of cash and cash equivalents of $19.9 million. The Company expects to be able to meet all of its commitments including repayment of the outstanding balance under its revolving credit facility, and fulfill its exploration and capital program for 2017 from its operating cash flows, cash balances and the new 3-year term loan with Sprott, (see related discussion in the Highlights section). Sprott has concluded technical due diligence and the term sheet is subject to execution of definitive transaction documents, all regulatory and other third party approvals and satisfaction of other customary conditions precedent.

Sources and Uses of Cash

	Year ended December 31
(in thousands of U.S. dollars)	2016	2015
Cash flow:
Provided by operating activities before working capital changes	$15,267	$83,166
Changes in non-cash working capital	(2,158)	(1,537)
Provided by operating activities	13,109	81,629
Used in investing activities	(67,673)	(99,611)

Provided by financing activities and other	28,838	36,194
Increase (decrease) in cash	$(25,726)	$18,212

Operating activities

Operating cash flows before working capital changes decreased in 2016 due to lower gold production and sales at both San Dimas and Black Fox and significantly higher income tax installments by PEM compared to 2015 as income tax installments are based on the most recent fiscal year in which PEM had earnings for tax purposes, which in this case was 2015.

The changes in non-cash working capital was a cash outflow of $2.2 million in 2016 compared with an outflow of $1.5 million in 2015. The higher outflow in 2016 was due mainly to the payment of the annual union bonus at San Dimas and higher payments for trade and other payables and the build-up of income tax and VAT receivable in Mexico. At the end of 2016 the Company has $29.0 million of VAT and $13.0 million of income taxes pending for refund. These were partly offset by decreases in inventory as more gold was sold than produced at San Dimas and Black Fox and Black Fox continued to deplete their low-grade stockpile.

34  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Investing activities

Cash used in investing activities related mostly to capital expenditures as shown in the table below.

	Year ended December 31
(in millions of U.S. dollars)	2016[1]	2015
Capital Expenditures
San Dimas Underground Development	$13.9	$16.7
San Dimas Sustaining Capital	11.4	16.9
San Dimas Projects	3.7	12.4
San Dimas Sub Total	$29.0	$46.0
Black Fox Underground Development	$15.1	$10.9
Black Fox Sustaining Capital	5.7	5.3
Black Fox Projects	-	2.9
Black Fox Complex Sub Total	$20.8	$19.1
Cerro del Gallo Development	-	2.9
Total Capital Expenditures	$49.8	$68.0

Capitalized Exploration Expenditures
San Dimas Diamond Drilling	$4.6	$4.9
San Dimas Drifting	2.2	2.6
San Dimas Regional Diamond Drilling	0.4	3.0
San Dimas Sub Total	$7.2	$10.5
Black Fox Diamond Drilling	4.7	5.8
Grey Fox & Regional Exploration	4.8	9.0
Black Fox Complex SubTotal	$9.5	$14.8
Total Capitalized Exploration Expenditures	$16.7	$25.3
TOTAL CAPITAL EXPENDITURES	$66.5	$93.3

1 In 2015 Cerro del Gallo’s mineral property asset was reclassified as an exploration and evaluation asset. As such, expenditures totaling $1.5 million were recorded as exploration expenses in 2016.
2 Total capital expenditures differ from cash used in investing activities on the consolidated statements of cash flows due to timing of cash payments.

San Dimas capital spending during the year was focused on progressing underground development, but labour issues and delays in ventilation upgrades impacted the overall development rate. Additional equipment was purchased earlier in the year to improve the efficiency of ground support work, including three scissor trucks and two bolters. Project spending related to the upgrade to the main crushing circuit and completing the back-up crusher circuit. The back-up crusher will be used during the rainy season when material is wet causing plugging and a reduced capacity. Sustaining capital included rebuild work on underground equipment and various minor mill projects.

Black Fox capital expenditure continued to focus on ramp and level development in the Deep Central Zone. The majority of the Black Fox sustaining capital is related to the annual tailings lift project.

Primero 2016 Annual Report  |  35

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Financing activities

On March 31, 2016, the Company repaid in full the $48.1 million outstanding balance of the 6.5% Convertible Debentures assumed on the acquisition of Brigus. To finance the repayment, $50.0 million was drawn on the revolving credit facility.

In June 2016, the Company completed an equity offering pursuant to which the Company issued 22,022,500 Units of the Company at a price of C$2.35 per Unit for aggregate gross proceeds of C$51,752,875. Each Unit consists of one common share of Primero and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Corporation at a price of C$3.35 per common share until June 25, 2018.

Out of the gross proceeds from the equity offering, $4.7 million was allocated to the common share purchase warrants based on their fair value determined using the trading price at the date of closing of the transaction, and the remaining $35.3 million was allocated to the common shares and recorded as share capital. The common share purchase warrants were classified as a financial liability in the statement of financial position. Fair value changes of the common share purchase warrants are recognized in the statement of operations and comprehensive income (loss).

Transaction costs relating to the equity offering amounted to $2.5 million, of which $0.2 million was allocated to the common share purchase warrants and was recognized as an expense in the statement of operations and comprehensive loss. The balance of $2.3 million was allocated to share capital.

Debt

	As at	As at
(in thousands of U.S. dollars)	December 31, 2016	December 31, 2015

Current debt
6.5% convertible debentures	$-	$47,751
Revolving credit facility	$49,639	$-
Finance lease liabilities	1,202	4,666
Total current debt	$50,841	$52,417
Long-term debt
5.75% convertible debentures	52,500	61,500
Finance lease liabilities	406	1,227
Total long-term debt	$52,906	$62,727
Total debt	$103,747	$115,144

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, other than the potential availability of the undrawn $25 million under the RCF. The Company is not anticipating drawing down the remaining balance since it has entered into a term sheet with Sprott with the intention to refinance the RCF.

36  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The RCF is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility.

The terms of the credit agreement were amended in December 2016. Pursuant to the amended terms of the RCF, the Company is required to maintain the following financial covenants:

•

Tangible net worth (being equity less goodwill and other intangible assets) of an amount greater than or equal to the greater of (1) US$586 million less an amount equal to 115% of the impairment charge, if any, booked in respect of the Company’s fixed assets for the year ended December 31, 2016; and (2) US$340 million, plus (in either case) 50% of positive net income earned from January 1, 2017.

•

Net debt leverage ratio (being total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA, as calculated per the RCF) of less than or equal to 4.25 : 1.0 for the fiscal quarter ended December 31, 2016, and 3.50 : 1.0 thereafter.

•

Senior net debt leverage ratio (being that portion of net debt that ranks pari passu with or in priority to the RCF divided by rolling 4 quarter EBITDA, as calculated per the RCF) of less than or equal to 2.50 : 1 for the fiscal quarter ended December 31, 2016, and 2.0 : 1 thereafter.

•	Interest coverage ratio (being EBITDA, as calculated per the RCF, divided by interest expense) greater than 4.50:1.

As at December 31, 2016, the Company was compliant with these covenants. The Company closely monitors compliance to these covenants, as a breach of a covenant would be considered an event of default under the revolving credit agreement which, if not addressed, would entitle the lenders to make the borrowings under the revolving credit facility immediately due and payable and also causing borrowings under the 5.75% convertible debentures to become immediately due and payable. Being able to remain in compliance with the covenants is dependent upon many factors including, but not limited to, commodity prices, exchange rates, and levels of gold production. Adverse changes in one or more of these factors could negatively impact the Company’s ability to remain in compliance.

Shareholders’ Equity

Shares Issued

During the year ended December 31, 2016, the Company issued 1,445,787 common shares for the settlement of vested PSUs under the 2013 PSU Plan and the Directors’ PSU Plan; 1,854,271 common shares for the acquisition of mining concessions from Coral Silver; and 22,022,500 common shares pursuant to the equity offering completed in June 2016.

Outstanding Share Data

As at December 31, 2016, the Company had 189,508,365 common shares outstanding (164,185,807 as at December 31, 2015). As at the date of this MD&A, the Company had 190,918,683 common shares outstanding.

Primero 2016 Annual Report  |  37

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Options

As at December 31, 2016, the Company had 6,525,244 options outstanding with a weighted average exercise price of C$4.17; of these 3,631,070 were exercisable at a weighted average exercise price of C$5.06. As at the date of this MD&A, the total number of options outstanding was 6,062,845, of which 4,673,416 are exercisable.

Common Share Purchase Warrants

As at December 31, 2016, the Company had 11,011,250 common share purchase warrants outstanding. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $3.35 until its expiry date of June 25, 2018.

PSUs Exercisable Into Common Shares

As at December 31, 2016 and the date of this MD&A, the Company had 74,627 Directors PSUs outstanding, which vest and expire on December 1, 2017. A director holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Director PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company), or (3) a combination of cash and shares. If no election is made, the Company will pay out such Directors’ PSUs in cash.

As at December 31, 2016 and the date of this MD&A, the Company had 4,670,104 PSUs outstanding under the 2013 PSU Plan (“2013 PSUs”), which vest and expire between February 18, 2017, and December 31, 2019. A person holding 2013 PSUs is entitled to receive at vesting, at the Company’s option, either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of 2013 PSUs (subject to the total number of common shares issuable at any time under the 2013 PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company) or (3) a combination of cash and shares.

Deferred Share Units

As at December 31, 2016 and the date of this MD&A, the Company had 315,790 deferred share units outstanding under the deferred share unit plan which vest between May 25, 2015 and May 25, 2020. A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion. The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

38  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Contractual commitments

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments as at December 31, 2016:

	As at				As at
	December 31, 2016				Dec. 31, 2015
	Within 1	2-5	Over 5	Total	Total
(in thousands of U.S. dollars)	year	years	years

Trade and other payables and accrued liabilities	$31,667	$-	$-	$31,667	$44,307
Share based payments	115	-	-	115	661
6.5% Convertible debentures and interest	-	-	-	-	49,680
5.75% Convertible debentures and interest	4,313	84,322	-	88,635	92,959
Revolving line of credit and interest	50,811	-	-	50,811	-
Finance lease payments	1,202	406	-	1,608	5,893
Minimum rental and operating lease payments	1,430	1,788	-	3,218	3,630
Reclamation and closure cost obligations	2,427	2,352	45,394	50,173	60,637
Commitment to purchase plant and equipment	516	-	-	516	5,689
Total	$92,481	$88,868	$45,394	$226,743	$263,456

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, and the new Debt Facility from Sprott (see related discussion in the Financial Conditions Review section).

Other Liquidity Considerations

San Dimas

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. (“Silver Wheaton”) and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that from August 6, 2014 and for the life of the mine, the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.28 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

Black Fox Complex

On November 9, 2010, Brigus entered into a gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $523 per ounce of gold (subject to an inflationary adjustment not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Pike River property. The Company was required to assume the gold purchase agreement when it acquired Brigus in March 2014.

Primero 2016 Annual Report  |  39

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Cerro del Gallo

The Company has potential future financial commitments related to its acquisition in December 2013 of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include:

•	$8 million after achieving commercial production on the phase I heap leach operation (the “First Contingent Payment”);
•	$14 million on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Second Contingent Payment”);
•

$5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018;

•

$5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

Capital management

The Company’s objectives in managing capital are to:

•	ensure the Company has the financial capacity to support its operations in a low gold price environment;
•	ensure the Company has the capital and capacity to support its long-term growth strategy;
•	ensure the Company complies with its debt covenants; and
•	provide returns for shareholders and benefits for other stakeholders.

The Company’s capital items are the following:

	2016	2015
Cash and cash equivalents	$19,875	$45,601
Undrawn revolving credit facility	25,000	75,000
Current debt	50,841	52,417
Long-term debt	52,906	62,727
Shareholders' equity	461,130	648,876

The Company has $25.0 million remaining undrawn balance in its revolving credit facility. Further drawdowns from the facility are subject to the lenders’ approval. The Company is not anticipating drawing down the remaining balance since it has entered into a term sheet with Sprott with the intention to refinance the RCF.

40  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

To support the Company’s capital management objectives, the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

Several key policy guidelines are used to manage the Company’s capital structure:

•	ensure that there is sufficient cash to meet its liabilities when they are due;
•	evaluate its financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner;
•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns; and
•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.

In February 2017 the Company entered into a term sheet with Sprott Resource Lending Partnership for a $75 million three year term loan to replace its existing revolving credit facility, due to mature on May 23, 2017. Sprott has concluded technical due diligence and the binding term sheet is subject to execution of definitive transaction documents, all regulatory and other third party approvals and satisfaction of other customary conditions precedent. Although the Company believes that definitive agreements with Sprott will be finalized, there can be no assurance that the Company's efforts to obtain financing from Sprott or others will be successful.

Primero 2016 Annual Report  |  41

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

FOURTH QUARTER RESULTS

Selected Quarterly Information

Three months ended	31-Dec-16	30-Sep-16	30-Jun-16	31-Mar-16	31-Dec-15

Key Performance Data
Tonnes of ore milled	417,528	427,070	454,089	373,635	480,025
Produced
Gold equivalent (ounces)	45,794	44,684	49,499	36,158	68,155
Gold (ounces)	40,674	38,392	44,150	32,835	59,156
Silver (million ounces)	1.42	1.37	1.60	0.92	2.32
Sold
Gold equivalent (ounces)	43,925	43,549	47,787	43,622	65,915
Gold (ounces)	38,255	37,984	43,008	38,781	57,770
Silver (million ounces)	1.58	1.21	1.43	1.35	2.10
Average realized prices
Gold ($/ounce)[2]	$1,182	$1,305	$1,241	$1,156	$1,081
Silver($/ounce)[2]	$4.34	$6.12	$4.24	$4.24	$4.24
Total cash costs (per gold ounce)[1]
Gold equivalent basis	$777	$887	$851	$944	$613
By-product basis	$723	$813	$801	$920	$540
All-in sustaining costs (per gold ounce)[1]	$1,159	$1,338	$1,304	$1,543	$985

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$52,181	$57,012	$59,439	$50,544	$71,404
Earnings from mine operations[3]	1,818	(65)	4,622	(5,795)	10,100
Net income (loss)[3]	(190,083)	(11,733)	(19,432)	(13,172)	(98,347)
Adjusted net income (loss)[1,3]	(1,765)	(8,139)	(3,476)	(8,761)	(38)
Adjusted EBITDA[1]	11,729	10,267	13,555	5,832	21,636
Basic income (loss) per share	(1.01)	(0.06)	(0.12)	(0.08)	(0.60)
Diluted income (loss) per share	(1.01)	(0.06)	(0.12)	(0.08)	(0.60)
Adjusted net income (loss) per share	(0.01)	(0.04)	(0.02)	(0.05)	(0.00)

Operating cash flows before working capital changes	6,984	5,539	11,205	(8,461)	20,682
Weighted average shares outstanding (basic)(000’s)	188,593	187,928	166,410	164,511	162,751
Weighted average shares outstanding(diluted) (000’s)	188,593	187,928	166,410	164,511	162,751

As at	31-Dec-16	30-Sep-16	30-Jun-16	31-Mar-16	31-Dec-15
Assets
Mining interests	$577,920	$807,270	$804,851	$794,601	$790,118
Total assets	$677,817	$918,057	$938,482	$892,204	$924,968
Liabilities
Long-term liabilities	$130,472	$173,423	$172,796	$209,734	$162,427
Total liabilities	$216,687	$268,794	$281,055	$254,467	$276,092
Equity	$461,130	$649,263	$657,427	$637,737	$648,876

1	See “NON-GAAP measurements“
2

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

3	Adjusted net income (loss) for Q3, 2016, Q2 2016, Q1 2016 have been restated to present this measurement net of taxes. See “NON-GAAP measurements”.

42  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Q4 Highlights

•

Total production of 45,794 gold equivalent ounces in Q4 2016 compared to 68,155 gold equivalent ounces in the same period of 2015. Gold production was 40,674 ounces in Q4 2016 compared to 59,156 ounces in Q4 2015, and silver production was 1.42 million ounces from San Dimas in Q4 2016 compared to 2.32 million ounces in Q4 2015. The decreased gold production was driven by lower grades and throughput at San Dimas due to the areas mined and lower mine productivity due to ventilation restrictions and lack of compliance to mine plans.

•

The Company incurred total cash costs per gold equivalent ounce of $777 in Q4 2016 compared to $613 in Q4 2015 and on a by-product basis, total cash costs per gold ounce were $723 in Q4 2016 compared to $540 in Q4 2015. The higher unit costs were mainly due to lower production at San Dimas and Black Fox.

•

San Dimas incurred total cash costs per gold equivalent ounce of $746 in Q4 2016 compared to $535 in Q4 2015 and on a by-product basis, total cash costs per gold ounce were $643 in Q4 2016 compared to $414 in Q4 2015. Gold equivalent production at San Dimas decreased to 28,286 ounces in Q4 2016 from 50,370 ounces in Q4 2015.

•

Black Fox cash costs of $828 per ounce in Q4 2016 were similar to the cash costs of $834 per ounce in Q4 2015. Total production costs were similar between the two quarters, with higher sandfill costs driven by additional long hole stoping and increased labour costs due to severances offset by lower contractor and other costs. Gold production in Q4 2016 of 17,512 ounces was similar to Q4 2015 production of 17,785 ounces,

•	Consolidated all-in sustaining costs per ounce were $1,159 in Q4 2016 compared to $985 in Q4 2015 mainly due to lower gold production from San Dimas and Black Fox.

Primero 2016 Annual Report  |  43

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Review of Fourth Quarter Consolidated Financial Information

Earnings from mine operations

	Three months ended December 31
(in thousands of U.S. dollars)	2016	2015
Gold revenue	$45,315	$62,511
Silver revenue	6,866	8,893
Operating expenses	(34,860)	(42,555)
Depreciation and depletion	(15,503)	(18,749)
Earnings from mine operations	$1,818	$10,100

The table below sets out variances in the key drivers of earnings from mine operations for the three months ended December 31, 2016 compared with three months ended December 31, 2015:

Three months ended
(in thousands of U.S. dollars)	December 31
Earnings from mine operations in 2015	$10,100
Differences:
Revenue
Higher realized gold price	3,931
Lower ounces of gold sold	(21,111)
Higher realized silver price	140
Lower ounces of silver sold	(2,183)
Lower operating expenses	7,695
Lower depreciation and depletion	3,246
Earnings from mine operations as reported in 2016	$1,818

•	Gold revenue decreased in Q4 2016 compared to Q4 2015 because of a 34% decrease in gold ounces sold, partly offset by a higher realized sales price.

•	For Q4 2016 San Dimas sold 1.58 million ounces of silver under the silver purchase agreement, 32% lower than Q4 2015 primarily because of lower production output.

•

Operating expenses were $34.9 million in Q4 2016, $7.7 million lower than Q4 2015 mostly because of lower mine extraction at San Dimas, which more than offset higher labour costs. In addition, cost savings at Black Fox due to sourcing a significant portion of the mill feed from the low grade, lower cost stockpile contributed to the overall decrease in operating expenses.

44  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

A summary income statement for the fourth quarter follows:

	Three months ended
	December 31
(in thousands of U.S. dollars)	2016	2015

Earnings from mine operations	$1,818	$10,100
Mining interest impairment charge	(228,000)	(104,000)
Exploration expenses	(2,262)	(599)
Share-based compensation	(1,466)	(2,045)
General and administrative expenses	(3,160)	(5,589)
Other charges	(548)	(845)
Transaction costs	-	(510)
Interest and finance expenses	(1,845)	(3,654)
Mark-to-market gain on convertible debentures and warrants	12,507	-
Other income (expenses)	269	3,283
Income tax recovery	32,604	5,512
Net loss	$(190,083)	$(98,347)

•	Mining interest impairment charge is as described in Review of Annual Consolidated Financial Information.

•

Share-based compensation include amortization on equity settled plans and marked-to-market adjustments on the value of units in the Company’s cash- settled plans. The decrease in Q4 2016 expense compared to Q4 2015 reflects the fact that accretion from new grants during 2016 were calculated based on lower values compared to grants from prior year as a result of the decline in the Company’s share price in 2016. Accretion from prior year grants also declined as a result of the vesting of certain tranches in prior quarters. In addition, expenses from marked-to-market cash-settled plans also decreased as a result of the decrease in share price during the quarter.

•

General and administrative expenses decreased by were $2.4 million in Q4 2016 compared to Q4 2016 due mainly to lower performance bonuses accrued. Other charges also decreased due to severance and office closure costs recorded in Q4 2015 partly offset by slightly higher legal expenses relating to legal proceedings in Mexico.

Primero 2016 Annual Report  |  45

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The breakdown of general and administrative expenses and other charges follows:

	Three months ended
	December 31
(in thousands of U.S. dollars)	2016	2015
General and administrative expenses
Salaries and wages	$1,272	$3,879
Rent and office costs	182	197
Legal, accounting and consulting services	533	1,846
Directors fees and expenses	431	(165)
Other general and administrative expenses	742	(168)
	$3,160	$5,589
Other charges
Legal expenses associated with proceedings in Mexico	$248	$135
Office closure costs and severance payments	-	710
Government charges	300	-
	$548	$845

•

Interest and finance expense decreased by $1.8 million in Q4 2016 as compared to Q4 2015, primarily due to the repayment of the 6.5% convertible debentures during the first quarter of 2016 partly offset by higher interest on the revolving credit facility during the fourth quarter.

•

The 5.75% convertible debentures issued in 2015 and the common share purchase warrants issued in conjunction with the equity offering in June 2016 are both accounted for at fair value and are marked-to-market each period based on the corresponding trading price. For Q4 2016, a gain of $12.5 million was recorded compared with $nil in Q4 2015.

•

Included in other income (expenses) are foreign exchange gains. The Company recorded a foreign exchange gain of $0.2 million in Q4 2016 compared to a gain of $3.4 million in Q4 2015. Foreign exchange gains result primarily from the translation of Mexican peso denominated and Canadian dollar denominated asset retirement obligations offset by foreign exchange losses from the peso denominated VAT receivable. In Q4 2016 and 2015, both the Mexican peso and the Canadian dollar depreciated relative to the U.S. dollar (the Company’s functional currency).

46  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

•	The Company’s income tax expense is detailed as follows:

	Three months ended
	December 31
(in thousands of U.S. dollars)	2016	2015
Current tax expense
Mining royalty at San Dimas	$835	$1,778
Other current tax	(702)	6,255
	$133	$8,033
Deferred tax expense (recovery)
Withholding tax on intercompany interest	$791	$897
San Dimas change in tax basis	(27,159)	(4,636)
Mining royalty at San Dimas	(5,978)	(378)
Tax recovery on mining interest impairments	-	(6,661)
Other deferred tax	(391)	(2,767)
	$(32,737)	$(13,545)
Total	$(32,604)	$(5,512)

•

San Dimas pays income taxes based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the U.S. dollar functional currency financial statements. In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to the U.S. dollar reporting currency. In Q4 2015 this decreased deferred tax recovery by $7.3 million (2015-$1.8 million). The reduction in San Dimas tax shelters reflects the impact of this foreign exchange offset by inflation on the San Dimas’ deferred income tax balances and the impact of higher book to tax depreciation. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense.

Fourth Quarter Cash Flow Analysis

	Three months ended
	December 31
(in thousands of U.S. dollars)	2016	2015
Cash flow:
Provided by operating activities before working capital changes	$6,984	$20,682
Changes in non-cash working capital	(1,959)	17,429
Provided by operating activities	5,025	38,111
Used in investing activities	(14,473)	(39,257)

Provided by (used in) financing activities and other	(1,836)	3,643
Increase (decrease) in cash	$(11,284)	$2,497

Primero 2016 Annual Report  |  47

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Operating activities

Operating cash flows before working capital changes decreased in 2016 due to lower gold production and sales at both San Dimas and Black Fox. In addition, income tax installments by PEM were significantly higher in 2016 compared to 2015. Income tax installments are based on the most recent fiscal year in which PEM had earnings for tax purposes, which in this case was 2015.

The changes in non-cash working capital was a cash outflow of $2.0 million in Q4 2016 compared with an inflow of $17.4 million in Q4 2015. The outflow in 2016 was due mainly to the build-up of income tax and VAT receivable in Mexico, the payment of the annual union bonus at San Dimas and higher payments for trade and other payables. These were partly offset by decreases in inventory as more gold was sold than produced at San Dimas and Black Fox and Black Fox continued to deplete their low-grade stockpile. The inflow in Q4 2015 was attributed largely to the decrease in stockpile inventories at Black Fox and the usage of VAT receivables to offset corporate income taxes at San Dimas.

Investing activities

San Dimas capital expenditures in the fourth quarter of 2016 were $9.0 million, focused mainly on underground development, capitalized drilling, ventilation improvements, and equipment upgrades. This was below Q4 2015 capital expenditures, which included $8.0 million spent on the mill expansion.

Black Fox capital expenditures were $6.0 million in the quarter, mainly comprising underground development, capitalized drilling, and the tailings lift project.

Financing activities

Financing activities during Q4 2016 consisted primarily of capital lease and interest payments. In Q4 2015, the Company received $4.3 million in proceeds from the issuance of flow-through shares.

48  |   Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Selected Consolidated Quarterly Financial Data

The following table provides summary unaudited financial data for the last eight quarters:

	2016				2015
(in thousands of U.S. dollars except for per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Financial Data
Revenue	$52,181	$57,012	$59,439	$50,544	$71,404	$79,219	$67,371	$73,310
Total cost of sales	(50,363)	(57,077)	(54,817)	(56,339)	(61,304)	(61,394)	(56,293)	(61,840)
Earnings from mine operations	$1,818	$(65)	$4,622	$(5,795)	$10,100	$17,825	$11,078	$11,470

Impairment charges	(228,000)	-	-	-	(104,000)	-	-	-
Exploration expenses	(2,262)	(206)	(612)	(334)	(599)	(231)	(739)	(121)
Share-based compensation	(1,466)	(2,268)	(1,801)	(1,514)	(2,045)	(1,153)	(1,998)	(1,948)
General and administrative expenses	(3,160)	(4,015)	(4,013)	(3,614)	(5,589)	(3,771)	(4,619)	(6,065)
Other charges	(548)	(1,940)	(1,833)	(404)	(845)	(1,323)	(534)	-
Earnings (loss) from operations	$(233,618)	$(8,494)	$(3,637)	$(11,661)	$(102,978)	$11,347	$3,188	$3,336

Transaction costs and other expenses	-	-	(828)	(386)	(510)	-	-	(3,906)
Interest and finance expense	(1,845)	(2,314)	(1,881)	(3,259)	(3,654)	(3,057)	(1,933)	(2,870)
Mark-to-market gain (loss)	12,507	2,756	(2,278)	(375)	-	9,000	(3,705)	8,205
Other income (expenses)	269	(484)	294	(650)	3,283	(5,347)	(213)	3,301
Income tax (expense) recovery	32,604	(3,197)	(11,102)	3,159	5,512	(17,346)	(4,081)	(4,482)
Net income (loss)	$(190,083)	$(11,733)	$(19,432)	$(13,172)	$(98,347)	$(5,403)	$(6,744)	$3,584

Basic income (loss) per share	$(1.01)	$(0.06)	$(0.12)	$(0.08)	$(0.60)	$(0.03)	$(0.04)	$0.02
Diluted income (loss) per share	$(1.01)	$(0.06)	$(0.12)	$(0.08)	$(0.60)	$(0.03)	$(0.04)	$0.02

•

When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q4 2016, Q3 2016 and Q3 2015 included $2.9 million, $0.1 million and $12.8 million, respectively, of silver sales at spot prices.

•	In Q4 2016, an impairment of $111.0 million and $117.0 million on mining interests relating to San Dimas and Black Fox, respectively, were recorded.

•

Exploration expenses reflect the costs incurred in the Company’s exploration properties. As at December 31, 2015 Cerro del Gallo was reclassified as an exploration and evaluation asset and, the increase in Q4 2016 versus primarily reflects costs incurred with this project.

•	In Q2 2015, silver sales were lower because of the loss of PEM’s export license and higher in Q3 2015 because of the subsequent reinstatement.

Primero 2016 Annual Report  |  49

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

•	In Q4 2015, an impairment of $82.0 million and $22.0 million on mining interests relating to Black Fox and Cerro del Gallo, respectively, were recorded.

•	Share-based compensation fluctuates based on the share price of the Company.

•	Other charges includes legal costs associated with legal proceedings in Mexico (APA and NAFTA)

•	Interest and finance expense varies quarterly depending on the amount of debt held by the Company.

•	The 5.75% Convertible Debentures and common share purchase warrants are marked-to-market each quarter.

•	Other income (expense) largely includes foreign exchange gains or losses from the revaluation of certain local denominated assets and liabilities at San Dimas and Black Fox to U.S. dollars.

•

Income tax expense (recovery) is impacted by the effects of foreign exchange fluctuations on Mexican peso denominated non- cash deferred income taxes, which were significant in certain periods such as Q3 2015 and Q4 2016.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash Costs Per Gold Ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the original recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

50  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per ounce amounts)	2016	2015	2016	2015
Operating expenses per the consolidated financial statements	$34,860	$42,555	$155,267	$163,593
Share-based compensation included in operating expenses	(364)	(533)	(1,536)	(1,583)
Inventory movements and adjustments	1,091	(236)	(1,429)	3,284
Total cash operating costs	$35,587	$41,786	$152,302	$165,294

Ounces of gold produced	40,674	59,156	156,052	221,060
Gold equivalent ounces of silver produced	5,120	8,999	20,087	38,414
Gold equivalent ounces produced	45,794	68,155	176,139	259,474
Total cash costs per gold equivalent ounce	$777	$613	$865	$637

Total cash operating costs	$35,587	$41,786	$152,302	$165,294
By-product silver credits	(6,185)	(9,825)	(24,879)	(44,157)
Cash costs, net of by-product credits	$29,402	$31,961	$127,423	$121,137

Ounces of gold produced	40,674	59,156	156,052	221,060
Total by-product cash costs per gold ounce produced	$723	$540	$817	$548

Gold equivalent ounces of silver produced for the San Dimas mine are computed as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. The computations are shown below.

	Three months ended		Year ended
	December 31		December 31
	2016	2015	2016	2015

Silver ounces produced (millions) (A)	1.42	2.32	5.32	8.30
Average realized silver price (B)	$4.34	$4.24	$4.68	$5.34
Average realized gold price (C )	$1,182	$1,081	$1,221	$1,136
Gold equivalent ounces of silver (A) x (B)/(C )	5,120	8,999	20,087	38,414

Management uses total cash costs per gold equivalent ounce and by- product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by- product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

Primero 2016 Annual Report  |  51

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

All-in Sustaining Costs Per Gold Ounce

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition of “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though, this measure is not representative of all of the Company’s cash expenditures management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

52  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the consolidated financial statements for the three months and years ended December 31, 2016 and 2015:

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per ounce amounts)	2016	2015[1]	2016	2015[1]
Cash costs, net of by-product credits	$29,402	$31,961	$127,423	$121,137
Corporate general and administrative expenses [1]	4,626	7,055	21,851	27,188
Reclamation cost accretion	219	303	1,043	1,122
Sustaining capital expenditures	12,909	18,928	57,657	62,762
All-in sustaining costs	$47,156	$58,247	$207,974	$212,209

Ounces of gold produced	40,674	59,156	156,052	221,060
All-in sustaining costs per gold ounce	$1,159	$985	$1,333	$960

1 Comparative AISC figures for 2015 have been restated to reflect the exclusion of legal costs associated with proceedings in Mexico.

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations increased by the share-based compensation also included in the statements of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

Primero 2016 Annual Report  |  53

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Adjusted net income (loss) excludes the following from net earnings:

•	Impairment charges (reversals) related to mining interests and other non-current assets;
•	Foreign exchange impacts on its Mexican peso denominated deferred tax liabilities;
•	Unrealized gains (losses) on non- hedge derivative instruments;
•	Mark-to-market gains (losses) on convertible debenture;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations.

Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements. All adjustments are shown net of tax.

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per share amounts)	2016	2015	2016	2015

Net loss	$(190,083)	$(98,347)	$(234,420)	$(106,910)
Impairment charges, net of taxes	188,873	96,777	188,873	97,340
Impact of foreign exchange on deferred taxes	7,370	1,776	26,580	25,445
Adjustment to normalize inventory costs at San Dimas	-	-	1,169	-
Underground support initiative at San Dimas	-	-	1,286	-
Costs relating to NAFTA and APA claims	186	-	2,392	-
(Gain) loss on derivative liability	-	5	(4)	(1,478)
Mark-to-market (gain) loss on financial instruments	(9,193)	-	(9,268)	(13,500)
Transaction costs attributed to financial instruments	-	-	171
Office closure costs, severance payments and other one-off charges	1,082	(249)	1,082	2,008
Transaction costs on issuance of convertible debentures	-	-	-	3,651
Adjusted net income (loss)	$(1,765)	$(38)	$(22,139)	$6,556
Weighted average shares outstanding (000's)	188,593	162,751	177,569	162,341
Adjusted net income (loss) per share	$(0.01)	$(0.00)	$(0.12)	$0.04

The effective rate used in calculating the after-tax amounts of the above reconciling items was 26.5% in 2016 and 2015, except for impairment charges which reflect the local enacted tax rate of the entities to which they relate.

54  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

EBITDA and Adjusted EBITDA

The Company calculates EBITDA as net income or loss for the period excluding interest and finance expense, income tax expense and depreciation and depletion. Adjusted EBITDA further excludes non-cash items including impairment charges, share-based compensation and mark-to-market gain or loss on convertible debentures and warrants. EBITDA and adjusted EBITDA does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

A reconciliation between net loss for the period and EBITDA and adjusted EBITDA is presented below:

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per share amounts)	2016	2015	2016	2015

Net loss	$(190,083)	$(98,347)	$(234,420)	$(106,910)
Income tax expense (recovery)	(32,604)	(5,512)	(21,464)	20,397
Interest and finance expense	1,845	3,654	9,299	11,514
Depreciation and depletion	15,503	18,749	63,329	77,238
EBITDA	(205,339)	(81,456)	(183,256)	2,239
Share-based compensation expense	1,824	2,578	8,586	8,938
Impairment charges	228,000	104,000	228,000	104,000
Mark-to-market gain on debentures & warrants	(12,507)	-	(12,610)	(13,500)
Other non-cash charges	(249)	(3,486)	665	(795)
Adjusted EBITDA	$11,729	$21,636	$41,385	$100,882

RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. The Company’s related party transactions are described in Note 23 to the Company’s annual consolidated financial statements for the year ended December 31, 2016.

ACCOUNTING PRONOUNCEMENTS

The Company continually monitors the issuance by the International Accounting Standards Board (IASB) of new and revised accounting pronouncements which may have an impact on the accounting, presentation and disclosure of transactions underlying the Company’s consolidated financial statements. New and revised pronouncements issued which may have an impact in the future on the Company are described in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2016.

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PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

CRITICAL ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The significant accounting policies applied are described in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2016.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the financial statements, deviate materially from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

a) Accounting estimates

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(i) Estimated recoverable reserves and resources

The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Estimated ounces from mineral reserves and resources as well as estimates for exploration potential are included in the Company’s estimation of future cash flows. These cash flows are based on factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in estimated ounces may impact the carrying value of assets, reclamation and remediation obligations, recognition of deferred tax amounts, depreciation and depletion, and impairment charges.

(ii) Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

(iii) Impairment charges

Non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, at least annually. The impairment analysis requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed (with the exception of goodwill for which impairment charges are not reversed) with the impact recorded in the statements of operations and comprehensive income (loss).

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PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(iv) Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(v) Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of change. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

(vi) Valuation of inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

(vii) Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and risk-free rate of return.

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PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

b) Accounting judgments

The critical judgment that the Company’s management has made that has the most significant effect on the amounts recognized in the Company’s consolidated financial statements is as follows:

(i) Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

(ii) Tax ruling in Mexico

On October 4, 2012, PEM received a ruling (the “APA Ruling”) from the Mexican tax authority (“SAT”) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ending December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While PEM would have rights of appeal in connection with any reassessments the amount of additional taxes that the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

For the 2015 and 2016 tax year, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

FINANCIAL INSTRUMENTS

The Company’s financial instruments at December 31, 2016 consist of cash, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At December 31, 2016, the carrying amounts of cash, restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature. The Company’s equity investment in Fortune Bay is designated as available for sale and is carried at fair value. Any unrealized gains on available for sale assets are recognized in OCI. Cumulative losses recorded under Accumulated Other Comprehensive income (loss) are reclassified from equity to the statement of operations and comprehensive income (loss) when there is objective evidence that the asset is impaired. Once an impairment is recognized, all subsequent losses are recognized in the statement of operations until the asset is derecognized. During the year ended December 31, 2016, the Company recorded an impairment loss of $nil (2015 – impairment of $0.6 million) in the statement of operations and comprehensive income (loss) and an unrealized gain of $1.1 million in Accumulated Other Comprehensive Loss relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.

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PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2016 or December 31, 2015, other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus were considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and was subsequently measured at fair value each period during the term of the debentures. During the year ended December 31, 2016, an unrealized derivative gain of $nil (2015 – $1.5 million) was recognized in relation to this derivative liability.

The 5.75% convertible debentures issued by the Company on February 9, 2015 are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument, which was initially recognized at fair value and are subsequently measured at fair value at the end of each period during the term of the debentures. During the year ended December 31, 2016, a mark to market gain of $9.0 million (2015 - $13.5 million) was recognized in relation to the debentures.

The common share purchase warrants issued by the Company on June 24, 2016 are considered derivative liabilities and were initially recognized at fair value and are subsequently measured at fair value at the end of each period during the term of the warrants. During the year ended December 31, 2016, a mark-to-market gain of $3.6 million (2015 - $nil) was recognized in relation to the common share purchase warrants.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

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PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	December 31	December 31
Level 1	2016	2015
Investment in Fortune Bay (1)	$1,160	$525
5.75% convertible debentures (2)	52,500	61,500
Warrant liability (2)	1,066	-

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)	The fair value of the 5.75% convertible debentures and warrant liability are calculated using the market price on the TSX Exchange as at the date of the statement of financial position.

At December 31, 2016, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2015 – $nil).

Financial Instruments Risk

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and restricted cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash and cash equivalents in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2016 is considered to be negligible. Although the Company is entitled to VAT refunds there are 14 months of value added tax outstanding from the Mexican tax authorities (included in taxes receivable), the Company has reactivated the VAT refunds in compliance with Mexican law and supplied the additional information requested by the SAT. The Company expects the amounts to be refunded or offset against future income tax payments.

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PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The Company’s maximum exposure to credit risk at December 31, 2016 and 2015 is as follows:

	2016	2015
Cash and restricted cash	$24,452	$51,521
Trade and other receivables	1,962	1,793
Current and non-current taxes receivable	41,838	30,689
	$68,252	$84,003

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objectives and key guidelines for capital management, including management of long-term debt, are described in note 21 to the Company’s annual consolidated financial statements for the year ended December 31, 2016 (see related discussion in the Liquidity section).

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, draw down of its revolving credit facility and new borrowings.

The table below shows the Company’s liquidity risk profile at December 31, 2016:

	Within 1	2-5
(in thousands of U.S. dollars)	year	years	Total

Cash and cash equivalents	$19,875	$-	$19,875
Trade and other payables	(31,781)	-	(31,781)
Revolving credit facility balance and interest	(50,811)	-	(50,811)
Finance lease liabilities	(1,202)	(406)	(1,608)
5.75% Convertible debentures and interest	(4,313)	(84,322)	(88,635)
Total	$(68,232)	$(84,728)	$(152,960)

Refer to note 2(b) to the Company’s annual consolidated financial statements for the Company’s plans to address liquidity risk associated with the current working capital deficiency. On February 27, 2017, the Company announced that it has entered into a term sheet with Sprott for a $75.0 million three-year term Debt Facility which is intended to refinance the Company’s existing $75.0 million RCF, of which $50.0 million is currently drawn, and partly for general corporate purposes. Although the Company believes that definitive agreements with Sprott will be finalized, there can be no assurance that the Company's efforts to obtain financing from Sprott or others will be successful.

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PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have terms of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense during the year ended December 31, 2016 was $0.8 million (2015 - $1.2 million).

Market risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to U.S. dollars at the average rate during the period and as such if the U.S. dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in U.S. dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entities whose taxable profit or loss is denominated in a non-U.S. dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2016, the Company recognized a loss of $0.7 million on foreign exchange (2015 - gain of $0.1 million). Based on the above net exposures at December 31, 2016, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $1.4 million increase or decrease in the Company’s before-tax net earnings (loss) (2015 - $0.03 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $2.7 million increase or decrease in the Company’s before-tax net earnings (loss) (2015 - $1.6 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the RCF which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit before-tax of $0.02 million (assuming $50 million drawn on the revolving line of credit).

(iii) Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. The table below summarizes the impact on profit before-tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

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PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Gold price
10% increase	$14,084	$18,091
10% decrease	(14,084)	(18,091)
Silver price
10% increase	$222	$938
10% decrease	(222)	(938)

RISKS AND UNCERTAINTIES

Challenge to the 2012 APA

Overview

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales from 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

In 2004, affiliates of Goldcorp Inc. (Goldcorp) entered into a Silver Purchase Agreement with Silver Wheaton Corp. (Silver Wheaton) in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Silver Wheaton’s subsidiary in the Cayman Islands. Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to Silver Wheaton 100% of silver produced from the San Dimas concessions during a contract year (August 6th to the following August 5th), up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the PEM Realized Price). In 2016, the contract price was $4.28 (2015 - $4.24). The price paid by Silver Wheaton under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to Silver Wheaton. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

Primero 2016 Annual Report  |  63

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, Silver Trading Barbados (STB), to Silver Wheaton’s subsidiary, Silver Wheaton Caymans. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, Primero Empresa Minera (PEM), sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to Silver Wheaton Caymans were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

In February 2016, the SAT initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. The Company is an ‘interested party’ in this proceeding. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement cannot be reasonably estimated at this time, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

The Company intends to vigorously defend the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

64  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Primero Mining Corp.’s claim against the Mexican Government

On June 2, 2016, the Company has notified the Government of Mexico that the measures taken by the SAT against PEM in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As more than 90 days have now passed since the provision of this notice, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. During Q3 and Q4 2016 Primero engaged in dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA. The Company thus temporarily suspended its advancement of international arbitration against the Mexican Government in order to continue this dialogue.

Uncertain tax treatment for tax years following 2014

For the years ended December 31, 2016 and 2015, the Company continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law.. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. While the amount of additional tax that the SAT could charge PEM for years following 2014 cannot be reasonably estimated at this time, to the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement, for tax purposes, is significantly different from the PEM Realized Price and, while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Class action

The Company has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors’ and officers are covered by directors’ and officers’ liability insurance.

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. The Company intends to vigorously defend this class action lawsuit.

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PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Access to future financing

The Company’s inability to achieve positive cash flows and obtain financing to satisfy its obligations would impact the Company’s ability to achieve certain financial covenants under its existing RCF and Sprott term sheet in 2017. Any breach of covenant could result in an event of default under the revolving credit facility agreement or term sheet, which, if not addressed, would entitle the lender to demand repayment.

In addition to the legal challenges above, the Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website at www.primeromining.com or on SEDAR at www.sedar.com, or to the Company’s Annual Information Form for the year ended December 31, 2016, which is expected to be filed by March 31, 2017 and will be found under the Company’s profile at www.sedar.com.

INTERNAL CONTROLS

The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.

Disclosure Controls and Procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

66  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed or under the supervision of, the CEO and CFO, and effected by the Company’s Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The effectiveness of Primero’s internal control over financial reporting as of December 31, 2016 has been audited by KPMG LLP, Primero’s independent auditors.

Management assessed the effectiveness of Primero’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Primero 2016 Annual Report  |  67

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

•	the ability of the Company to expand production at the San Dimas and Black Fox mines,
•	the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms,
•	the ability of the Company to continue as a going concern.
•	the Company’s requirements for additional capital to repay amounts under the RCF and its ability to complete contemplated and future financings,
•

the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo and the Black Fox Complex,

•	actual results of reclamation activities at the San Dimas and Black Fox mines,
•	the estimation or realization of Mineral Reserves and Resources,
•	the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs,
•	the ability of the Company to manage its work force and its adherence to standard work practices as well and management of union agreements with each operating site,
•	the timing of the development of new mineral deposits,
•	future prices of precious and base metals,
•	expected ore grades, recovery rates, and throughput,
•	that plant, equipment or processes will operate as anticipated,
•	the occurrence of accidents, labour disputes, road blocks and other risks associated with the mining industry,
•	the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine and the Black Fox Complex,
•	the SAT’s challenge to the APA ruling and the basis for calculating taxes on silver sold pursuant to the SPA for past and future periods,
•	the ability of the Company to comply with environmental, safety and other regulatory requirements,
•	expectations for the Cerro del Gallo project including the timing of activities to lead to a sell/construction decision,
•	the completion of development or construction activities,
•	expectations regarding currency fluctuations,
•	title disputes relating to the Company’s properties,
•	the timing and possible outcome of pending litigation, and
•	the ability of the Company to maintain effective control over financial reporting.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that labour disruptions are positively resolved, there are no significant disruptions affecting operations, whether due to supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas and Black Fox proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo and Grey Fox projects will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the APA is not nullified and that the Company pays taxes on a similar basis for future periods; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

68  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, exploration and development plans; insufficient capital to complete development and exploration plans; risks associated with developing the Cerro del Gallo and Grey Fox projects; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete proposed tunnels and access routes or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; and other interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Primero 2016 Annual Report  |  69

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2015 as filed on SEDAR as well as the Company’s Annual Information Form for the year ended December 31, 2016 which is expected to be filed by March 31, 2016, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

70  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

Joseph F. Conway
Vice Chairman, President & CEO

Primero 2016 Annual Report  | 71

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management’s Report on Financial Statements

The consolidated financial statements of Primero Mining Corp. have been prepared by, and are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgments based on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s- systems of internal control, and reviews the scope of the external auditors’ audit and non audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company who are thus considered to be free from any relationship that could interfere with their exercise of independent judgment as a committee member.

The consolidated financial statements have been audited by KPMG LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Management’s Report over Internal Controls over Financial Reporting

Management has developed and maintains a system of internal controls to obtain reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by KPMG LLP, as reflected in their report for 2016.

Joseph F. Conway	Kevin Jennings
President and Chief Executive Officer	Chief Financial Officer
March 14, 2017	March 14, 2017

72  |  Primero 2016 Annual Report

KPMG LLP	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Primero Mining Corp.

We have audited the accompanying consolidated financial statements of Primero Mining Corp., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, the consolidated statement of operations and comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Primero Mining Corp. as at December 31, 2016 and 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying (qualifying) our opinion, we draw attention to Note 2(b) in the consolidated financial statements which indicates that Primero Mining Corp.’s cash and liquidity position may not be sufficient to meet its obligations as they become due. This condition, along with other matters as set forth in Note 2(b) in the consolidated financial statements, indicate the existence of material uncertainties that cast substantial doubt about Primero Mining Corp.’s ability to continue as a going concern.

Primero 2016 Annual Report | 73

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Primero Mining Corp.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2017 expressed an unqualified (unmodified) opinion on the effectiveness of Primero Mining Corp.’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants
March 14, 2017
Toronto, Canada

74 | Primero 2016 Annual Report

KPMG LLP	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of Primero Mining Corp.

We have audited Primero Mining Corp.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Primero Mining Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the subsection titled Internal Controls over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2016. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Primero Mining Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Primero Mining Corp. as at December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years then ended, and our report dated March 14, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants
March 14, 2017
Toronto, Canada

Primero 2016 Annual Report  |  75

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	Notes	2016	2015

Revenue	6	$219,176	$291,304
Operating expenses		(155,267)	(163,593)
Depreciation and depletion		(63,329)	(77,238)
Total cost of sales		(218,596)	(240,831)
Earnings from mine operations		580	50,473
Mining interest impairment charge	5	(228,000)	(104,000)
Exploration expenses		(3,414)	(1,690)
Share-based compensation		(7,049)	(7,144)
General and administrative expenses	7	(14,802)	(20,044)
Other charges	8	(4,725)	(2,702)
Loss from operations		(257,410)	(85,107)
Transaction costs	9	(1,214)	(4,416)
Interest and finance expenses	10	(9,299)	(11,514)
Mark-to-market gain on debentures & warrants	18(d),20(a)	12,610	13,500
Other income (expenses)	11	(571)	1,024
Loss before income taxes		(255,884)	(86,513)
Income tax recovery (expense)	12(a)	21,464	(20,397)
Net loss for the period		$(234,420)	$(106,910)
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil		(102)	(5)
Unrealized gain on investment in Fortune Bay, net of tax of $nil	22	1,058	60
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil		-	456
Total comprehensive loss for the period		$(233,464)	$(106,399)
Basic loss per share	13	$(1.32)	$(0.66)
Diluted loss per share	13	$(1.32)	$(0.66)
Weighted average number of common shares outstanding
Basic	13	177,569,024	162,340,566
Diluted	13	177,569,024	162,340,566

See accompanying notes to the consolidated financial statements.

76  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)

		December 31	December 31
	Notes	2016	2015

Assets
Current assets
Cash and cash equivalents	15	$19,875	$45,601
Trade and other receivables		1,962	1,793
Value added and income taxes receivable		34,494	32,088
Prepaid expenses		3,893	7,125
Inventories	16	22,829	31,964
Total current assets		83,053	118,571
Non-current assets
Restricted cash		4,577	5,920
Mining interests	17	577,920	790,118
Deferred tax asset	12(b)	3,763	3,781
Value added tax receivable		7,344	-
Long-term stockpile	16	-	5,694
Other non-current assets		1,160	884
Total assets		$677,817	$924,968

Liabilities
Current liabilities
Trade and other payables		$31,781	$44,972
Income tax payable		1,558	12,870
Other taxes payable		2,035	3,406
Current debt	18	50,841	52,417
Total current liabilities		86,215	113,665
Non-current liabilities
Other taxes payable		14,120	13,354
Deferred tax liability	12(b)	28,428	53,107
Decommissioning liability	19	29,790	28,294
Long-term debt	18	52,906	62,727
Warrant liability	20(a)	1,066	-
Other long-term liabilities		4,162	4,945
Total liabilities		$216,687	$276,092

Shareholders' equity
Share capital	20(a)	$908,923	$867,375
Shares reserved for future issuance	20(a)	297	-
Contributed surplus	20(c)	58,857	54,984
Accumulated other comprehensive loss		(3,694)	(4,650)
Deficit		(503,253)	(268,833)
Total shareholders' equity		$461,130	$648,876
Total liabilities and shareholders' equity		$677,817	$924,968

Going concern (Note 2(b))
Commitments and contingencies (Note 24)
Subsequent events (Note 21)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors

Joseph F. Conway, Director	Michael E. Riley, Director

Primero 2016 Annual Report  |  77

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR NUMBER OF COMMON SHARES)

							Accumulated
				Shares reserved			other
		Share capital		for future	Warrants	Contributed	comprehensive
	Notes	Shares	Amount	issuance	reserve	surplus	loss	Deficit	Total equity
Balance, January 1, 2015		161,555,875	$858,761	$-	$34,782	$21,526	$(5,161)	$(161,923)	$747,985
Shares issued for
Exercise of stock options		300,000	1,120	-	-	(294)	-	-	826
PSUs settled in shares		963,164	4,364	-	-	(4,404)	-	-	(40)
Flow-through agreement		1,366,768	3,130	-	-	-	-	-	3,130
Expiry of warrants, net of tax	20(b)	-	-	-	(34,782)	30,046	-	-	(4,736)
Reclassification of unrealized loss on investment in Fortune Bay		-	-	-	-	-	456	-	456
Foreign currency translation		-	-	-	-	-	(5)	-	(5)
Unrealized gain on investment in Fortune Bay		-	-	-	-	-	60	-	60
Share-based compensation		-	-	-	-	8,110	-	-	8,110
Loss for the period		-	-	-	-	-	-	(106,910)	(106,910)
Balance, December 31, 2015		164,185,807	$867,375	$-	$-	$54,984	$(4,650)	$(268,833)	$648,876
Shares issued for
Public equity offering (net of transaction costs)	20(a)	22,022,500	33,047	-	-	-	-	-	33,047
Acquisition of mining concessions	20(a)	1,854,271	3,540	-	-	-	-	-	3,540
PSUs settled in shares	20(c)	1,445,787	4,961	-	-	(4,851)	-	-	110
Common shares reserved for future issuance	20(a)	-	-	297	-	-	-	-	297
Share-based compensation	20(c)	-	-	-	-	8,724	-	-	8,724
Other comprehensive income, net of tax		-	-	-	-	-	956	-	956
Loss for the period		-	-	-	-	-	-	(234,420)	(234,420)
Balance, December 31, 2016		189,508,365	$908,923	$297	$-	$58,857	$(3,694)	$(503,253)	$461,130

Total comprehensive loss was $233.5 million for the year ended December 31, 2016 (December 31, 2015 – $106.4 million).

See accompanying notes to the consolidated financial statements.

78  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2015 AND 2014
(IN THOUSANDS OF UNITED STATES DOLLARS)

	Notes	2016	2015

Operating activities
Earnings (loss) before income taxes		$(255,884)	$(86,513)
Adjustments for:
Depreciation and depletion	17	63,329	77,238
Mining interest impairment charge	5	228,000	104,000
Share-based compensation expense	20	8,586	8,938
Payments made under the Phantom Share Unit Plan	20	(377)	(4,245)
Mark-to-market gain on convertible debentures	18(d)	(9,000)	(13,500)
Mark-to-market gain on warrant liability	20	(3,610)	-
Write-down of inventory	16	1,040	3,048
Unrealized foreign exchange loss (gain)		2,390	(4,743)
Taxes paid with cash and value added tax offsets		(29,625)	(15,104)
Other		975	(1,007)
Other adjustments
Transaction costs (disclosed in financing activities)		232	3,651
Finance income		(88)	(111)
Interest and finance expenses	10	9,299	11,514
Operating cash flow before working capital changes		15,267	83,166
Changes in non-cash working capital	14	(2,158)	(1,537)
Cash provided by operating activities		$13,109	$81,629
Investing activities
Expenditures on mining interests	17	$(67,673)	$(99,722)
Cash used in investing activities		$(67,673)	$(99,722)
Financing activities
Proceeds from equity offering	20(a)	$39,958	$-
Transaction costs on equity offering	20(a)	(2,464)	-
Drawdown on revolving credit facility	18(b)	50,000	-
Repayment of convertible debenture	18(a)	(48,116)	-
Repayment of revolving credit facility		-	(40,000)
Payments on capital leases	18(c)	(4,497)	(5,715)
Funds released from reclamation bond		1,564	9,846
Interest paid		(7,493)	(6,267)
Proceeds from exercise of options		-	828
Proceeds from issuance of flow-through shares		-	4,340
Issuance of convertible debt	18(d)	-	75,000
Transaction costs on issuance of convertible debt		-	(3,651)
Cash provided by financing activites		$28,952	$34,381
Effect of foreign exchange rate changes on cash		$(114)	$1,924
Increase (decrease) in cash		$(25,726)	$18,212
Cash, beginning of period		45,601	27,389
Cash, end of period		$19,875	$45,601

See accompanying notes to the consolidated financial statements.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

1.	Corporate Information

Primero Mining Corp. (Primero or the Company) is a publicly traded company, listed on both the Toronto and New York Stock Exchanges. Its registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. The Corporate address is Suite 2100, 79 Wellington Street West, Toronto, Ontario. The Company owns two producing properties, the San Dimas gold-silver mine in the San Dimas district of Mexico and the Black Fox gold mine and adjoining properties in Timmins, Ontario, Canada (the “Black Fox Complex”). The Company also has two projects in the exploration stage, Cerro del Gallo and Ventanas, both located in Mexico.

2.	Basis of Preparation and Summary of Significant Accounting Policies

a) Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance and full compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved by the Company’s Board of Directors on March 14, 2017.

b) Basis of presentation and going concern

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for the certain financial instruments which are presented at fair value.

As at December 31, 2016, the Company had a working capital deficiency of $3.2 million primarily due to the revolving credit facility balance (Note 18) of $50.0 million due on May 23, 2017. The Company’s revolving credit facility contains several financial covenants, which, if not met could result in an event of default. The Company closely monitors compliance with its covenants, as any breach of covenant could result in an event of default under the revolving credit facility agreement, which, if not addressed, would entitle the lender to demand repayment. The revolving credit facility also contains certain other covenants, including cross-default provisions with the Company’s 5.75% convertible debentures. As at December 31, 2016, the Company was in compliance with all its covenants under the revolving credit facility agreement.

The Company has been impacted by disappointing operating results in 2016, and on February 15, 2017 the unionized employees at the San Dimas mine initiated a strike action resulting in the complete stoppage of mining and milling activities. It is currently uncertain when the Company will resolve the work stoppage at San Dimas and as a result when it can achieve positive cash flows and profitability from operations is uncertain.

The Company is undertaking a number of actions to reduce cash outflows, and the Company’s Board of Directors has commenced a strategic review process to explore alternatives to improve shareholder value. The alternatives include such things as securing additional financing, strategic investments, joint ventures and asset sales.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

There can be no assurance that the Company's efforts will be successful in any of these initiatives.

On February 27, 2017, the Company entered into a term sheet with Sprott Resource Lending Partnership (Sprott), which provides for a $75 million three year term loan facility to repay amounts due under the revolving credit facility and provide additional liquidity by way of an initial draw on closing of $60 million. The term sheet is subject to execution of definitive transaction documents, all regulatory and other third party approvals and satisfaction of other customary conditions precedent. Although the Company believes that definitive agreements with Sprott will be finalized, there can be no assurance that the Company's efforts to obtain financing from Sprott or others will be successful. The term sheet with Sprott includes certain covenants including minimum working capital requirements, limitations on additional borrowings, and cross-default provisions with the Company’s 5.75% convertible debentures, which, if not met or otherwise addressed, would result in an event of default under the term loan and the Company’s 5.75% convertible debentures entitling the lenders to demand repayment of all the amounts borrowed under the term loan and 5.75% convertible debentures. Due to the factors impacting the Company’s operating results noted above, there exists uncertainty about the Company’s ability to achieve certain financial covenants under both the existing revolving credit facility agreement (see Note 21), and those under the Sprott term sheet in 2017.

The above noted factors represent material uncertainties that cast substantial doubt on the ability of the Company to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All intragroup balances and transactions between entities of the group have been eliminated in full. The Company’s significant subsidiaries, which are all wholly owned, are:

Subsidiary	Location	Property
Primero Empresa Minera, S.A. de C.V. (PEM)	Mexico	San Dimas Mine and Ventanas
San Anton de las Minas, S.A. de C.V.	Mexico	Cerro del Gallo Project
Silver Trading (Barbados) Limited (STB)	Barbados	-
Primero Mining Luxembourg S.a.r.l.	Luxembourg	-

c) Functional and presentation currency

The functional and presentation currency of the Company is the U.S. dollar. The functional currency of PEM, San Anton de las Minas S.A. de C.V. and STB is the U.S. dollar. The functional currency of Primero Mining Luxembourg S.a.r.l. is the Mexican peso.

On January 1, 2015, Primero Gold Canada Inc. (PGCI) and Primero Mining Corp. (PMC) amalgamated as one company under the name Primero Mining Corp. (amalgamated PMC). PGCI, which held the Black Fox Complex assets, used the U.S. dollar as its functional currency, while the functional currency of PMC was the Canadian dollar. As a result of the change in the underlying conditions relevant to amalgamated PMC, effective March 31, 2015 the functional currency was changed from the Canadian dollar to the U.S. dollar.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

For entities using U.S. dollars as the functional currency, all monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at current exchange rates at each balance sheet date and the resulting adjustments are included in a separate line item under other income (expenses). Revenue and expense in foreign currencies are translated using the exchange rates at the date of the transaction.

The accounts of Primero Mining Luxembourg S.a.r.l. are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the statement of financial position date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the annual average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within accumulated other comprehensive loss; there is no tax impact of this translation.

d) Revenue recognition

Revenue is derived from the sale of gold and silver. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

•	the significant risks and rewards of ownership have been transferred to the buyer;
•	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;
•	the amount of revenue and costs to sell can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the Company and collectability of proceeds is reasonably assured .

All of these criteria are met based on the contract with the respective buyers which generally coincides with the receipt of the sales proceeds. Sales prices are based on the terms of the contract or at spot prices.

e) Inventories

Inventories including finished goods (gold and silver), work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from a mine is stockpiled and subsequently processed into finished goods. Production costs including mining and milling costs, applicable overhead costs, depreciation and depletion are capitalized to inventory depending on its current location and condition. Inventories of stockpiled ore that are not expected to be processed in the next year are classified as non-current inventories.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Inventories also include supplies, which are valued at the lower of average cost or replacement cost.

f) Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as fair value through profit or loss (FVTPL), available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial instruments classified as FVTPL are measured at fair value with gains and losses recognized in the statement of operations and comprehensive income (loss). The 5.75% convertible debentures and warrant liability are classified as FVTPL and measured at fair value based on their trading price. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities classified as other liabilities, are measured at amortized cost. Trade and other receivables, cash and cash equivalents, and restricted cash are classified as loans and receivables, and are measured at amortized cost. Trade and other payables, the revolving line of credit and the 6.5% convertible debentures are classified as other financial liabilities, and are also measured at amortized cost.

Transaction costs in respect of financial assets and liabilities which are measured at FVTPL are recognized in the statement of operations and comprehensive income (loss) immediately. Transaction costs in respect of other financial instruments are included in the initial carrying value of the financial instrument.

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s equity investment in Fortune Bay (included in other assets) is classified as available-for-sale and is measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (OCI). When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period.

The Company may enter into derivative contracts or financial instruments and non-financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as FVTPL. These embedded derivatives are measured at fair value with changes in fair value recognized in earnings for the period.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired, or
•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to pay under the guarantee.

g) Mining interests

The Company categorizes mining interests based on the type of asset and/or the stage of operation, development or exploration of the property.

Land, buildings, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

Mineral properties include:

•

Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, capitalized exploration and evaluation costs and mineral interests for those properties currently in operation for which development has commenced or for which technical feasibility and commercial viability have been determined; and

•	Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment charges. Land is stated at cost less any impairment in value and is not depreciated.

Buildings, plant and equipment are depreciated (net of residual value) using the straight-line method based on estimated useful lives.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.

The expected useful lives are as follows:

Plant and buildings	5 years to life of mine
Equipment and vehicles	4 years to life of mine
Computer equipment	3 to 5 years

Mining properties

The cost of acquiring mineral reserves and mineral resources is capitalized in the statement of financial position as incurred.

Mine development costs incurred to develop areas of the mine which will be mined in future periods are capitalized and depleted when the related mining area is mined. Mine development costs incurred to prepare current production areas are considered operating expenses and expensed in the year as incurred.

Mining properties are depleted using the units-of-production method over the mine’s estimated proven and probable reserves and, if appropriate, an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis.

The Company’s depletion estimation methodology allocates mining properties from operating mines into a depletable component and a non-depletable component upon initial acquisition. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves and a portion of resources of the asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the asset and the remaining resources not included in the depletable component. Values allocated to both the depletable and non-depletable components may be adjusted prospectively when there has been a significant change in the reserves, resources and/or exploration potential.

The allocation of values to the proven and probable reserves, resources and exploration potential of the asset are based on the discounted cash flow analysis of the Company’s future expected cash flows at each operating mine. The depletable component is depleted over 100% of reserves and a portion of resources included in the Company’s discounted cash flow analysis. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Reserves (including proven and probable) and resources (including measured, indicated and inferred) are based on the definitions in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Exploration potential is the mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s fair value determination, but without the necessary level of measurement precision to enable it to be classified as a resource as defined by NI 43-101.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Each year, coincident with the updated reserve and resource estimates, the Company expects that a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component over the life of mine.

When considering the portion of resources to include in the depletion base of the depletable component, management considers the resources which are believed to have the probability of eventually being classified as proven and probable reserves, which includes:

•	resources that can be economically mined and are therefore commercially viable, considering management’s assumptions on cut off grades, long-term gold and silver prices and exchange rates,
•	historical experience and available geological and drilling information of the area under consideration.

Development costs incurred during a period are added to the total mining property capitalized at the commencement of the period in calculating the depletion expense. Future development costs necessary to access resources, have been taken into account when determining the pattern of depletion for the Company’s mining properties; such costs are included in the discounted cash flow analysis and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work to access resources.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are charged to the statement of operations and comprehensive income (loss) in the period incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures.

Once a project has been established as technically feasible and commercially viable, the capitalized expenditures are tested for impairment and transferred from exploration and evaluation costs to development costs within mining properties. If events take place subsequently and such project is no longer considered commercially viable it would be transferred back from development costs to exploration and evaluation expenditures.

Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

All other borrowing costs are recognized in the statement of operations and comprehensive income (loss) in the year in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

Leases

The Company holds leases for office space and equipment. Leases are classified as either finance or operating leases.

Assets held under finance leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations and comprehensive income (loss) as finance expense unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations and comprehensive income (loss) as operating expenses or general and administrative expenses on a straight-line basis over the lease term.

Impairment of non-current assets

The carrying amounts of assets included in mining interests are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating commercial viability of a project. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The recoverable amount is the higher of value-in-use and fair value less cost of disposal (FVLCD).

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

For mining assets, when a binding sale agreement and observable market prices are not readily available, FVLCD is estimated using a discounted cash flow approach for each of the Company’s cash generating units (CGUs) to which the individual assets are allocated. The assumptions used in determining the FVLCD for the CGU’s include long-term mining plans, long-term commodity prices, discount rates, foreign exchange rates and values of un-modeled mineralization.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior periods. A reversal of impairment is recognized during the period in the statement of operations and comprehensive income (loss).

Disposal

Upon disposition, an item within mining interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a gain or loss on disposal in the statement of operations and comprehensive income (loss).

h) Income taxes

Income tax expense (recovery) comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations and comprehensive income (loss) except to the extent they relate to items recognized directly in equity or in OCI, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected cash tax payable or receivable on the local taxable income or loss for the year for each taxable entity using tax rates enacted or substantively enacted at the reporting date. This may differ from earnings reported in the statement of operations and comprehensive income (loss) due to income or expense items that are not currently taxable or deductible for tax purposes, and any adjustment to income taxes in respect of previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

88  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the statements of operations and comprehensive income (loss).

Uncertain income tax positions are recorded in the consolidated financial statements when probable and measured at the amount expected to be paid to (recovered from) the taxation authority using the Company’s best estimate of the amount.

i) Share–based compensation

Equity-settled awards to employees and others providing similar services

For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income (loss) and credited to share-based compensation reserve (within equity in the consolidated statement of financial position) ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income (loss).

Expenses recognized for forfeited awards are reversed. For awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income (loss).

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

Cash-settled awards to employees and others providing similar services

For cash-settled awards, the fair value is re-calculated at each statement of financial position date until the awards are settled, using the Company’s share price (with any changes in fair value recognized in the statement of operations and comprehensive income (loss)). During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the statement of financial position date multiplied by the fair value of the awards expected to vest at that date. After vesting, the full fair value of the unsettled awards at each statement of financial position date is recognized as a liability. Movements in value are recognized in the statement of operations and comprehensive income (loss).

Primero 2016 Annual Report  |  89

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Equity or cash-settled awards to employees and others providing similar services

The Company accounts for awards issued under the 2013 Phantom Share Unit Plan as equity-settled. For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income (loss) and credited to share-based compensation reserve (within equity in the consolidated statement of financial position) ratably over the vesting period. The fair value of the awards is determined at the date of grant using the closing market price of the Company’s shares. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income (loss).

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income (loss).

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based compensation arrangement as measured at the date of modification, over the remainder of the vesting period.

j) Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of operations and comprehensive income (loss) net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the statement of operations and comprehensive income (loss).

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Decommissioning liability

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value; this liability is then accreted to full value over the life of the mine with the accretion charge being recorded as a finance expense. The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured each reporting period or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets and the adjusted cost is depreciated on a prospective basis.

k) Flow-through shares

The Company may, from time to time, issue flow-through shares (as defined in the Canadian Income Tax Act) to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers by an agreed upon date. The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability. This liability is extinguished and recognized in the statement of operations and comprehensive income (loss) when the renunciation of the tax benefit by the Company, is recorded.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by use of the deferred tax asset.

l) Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of diluted income (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income (loss) per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

m) Segmented reporting

The Company operates in two geographic areas; Mexico and Canada. The Company’s operating segments reflect the Company’s different mining interests and are reported in a manner consistent with the internal reporting to the chief operating decision maker, used to assess each segment’s performance. Primero currently has three reportable segments: the San Dimas mine (which currently includes the Ventanas property and Coral Silver concessions), the Black Fox Complex and the Cerro del Gallo project.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

n) Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted, provided IFRS 15 has been adopted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees.

3.	Critical Accounting Estimates and Judgments

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such judgements, estimates and assumptions, which are based on management’s experience and knowledge of the relevant facts and circumstances at the date of the financial statements, deviate materially from actual circumstances, the original judgements, estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

a) Accounting estimates

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(i) Estimated recoverable reserves and resources

The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Estimated ounces from mineral reserves and resources as well as estimates for exploration potential are included in the Company’s estimation of future cash flows. These cash flows are based on factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in estimated ounces may impact the carrying value of assets, reclamation and remediation obligations, recognition of deferred tax amounts, depreciation and depletion, and impairment charges.

(ii) Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

(iii) Impairment charges

Non-current assets are tested for impairment if there is an indicator of impairment. The impairment analysis requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed with the impact recorded in the statements of operations and comprehensive income (loss).

(iv) Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(v) Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of change. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(vi) Valuation of inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

(vii) Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and risk-free rate of return.

b) Accounting judgments

The critical judgments that the Company’s management have made that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i) Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

(ii) Tax ruling in Mexico

On October 4, 2012, PEM received a ruling (APA Ruling) from the Mexican tax authority (SAT) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement (see note 12 (c) for further information). Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ending December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While PEM would have rights of appeal in connection with any reassessments the amount of additional taxes that the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

94  |  Primero 2016 Annual Report

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

For the 2015 and 2016 tax years, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

4.	Segmented information

The Company operates in two geographic areas, Mexico (the San Dimas mine and the Cerro del Gallo project) and Canada (the Black Fox Complex). The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

Primero 2016 Annual Report  |  95

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	San Dimas	Cerro del Gallo	Black Fox
	Mine	Project	Complex	Corporate	Total
As at December 31, 2016
Current assets	$60,604	$1,479	$16,761	$4,209	$83,053
Mining interests	428,251	63,659	85,680	330	577,920
Other non-current assets	11,107	-	4,577	1,160	16,844
Total assets	$499,962	$65,138	$107,018	$5,699	$677,817

Current liabilities	$20,373	$18	$10,988	$54,836	$86,215
Non-current liabilities	50,585	5,711	20,315	53,861	130,472
Total liabilities	$70,958	$5,729	$31,303	$108,697	$216,687

As at December 31, 2015
Current assets	$80,048	$2,044	$28,425	$8,054	$118,571
Mining interests	541,988	63,232	184,485	413	790,118
Other non-current assets	3,781	-	11,615	883	16,279
Total assets	$625,817	$65,276	$224,525	$9,350	$924,968

Current liabilities	$44,284	$91	$12,543	$56,747	$113,665
Non-current liabilities	73,850	6,037	20,197	62,343	162,427
Total liabilities	$118,134	$6,128	$32,740	$119,090	$276,092

Year Ended December 31, 2016
Revenue	$147,581	$-	$71,595	$-	$219,176
Operating expenses	100,452	-	54,815	-	155,267
Depreciation and depletion	46,984	82	16,131	132	63,329
Total cost of sales	147,436	82	70,946	132	218,596
Earnings (loss) from mine operations	145	(82)	649	(132)	580
Mining interest impairment charge	(111,000)	-	(117,000)	-	(228,000)
Exploration expenses	(1,885)	(1,529)	-	-	(3,414)
Share-based compensation	-	-	-	(7,049)	(7,049)
General and administrative expenses	(5,419)	(164)	(1,109)	(8,110)	(14,802)
Other charges	(2,327)	-	-	(2,398)	(4,725)
Loss from operations	(120,486)	(1,775)	(117,460)	(17,689)	(257,410)
Other income (expense) items	(1,494)	(315)	(902)	4,237	1,526
Loss before income taxes	(121,980)	(2,090)	(118,362)	(13,452)	(255,884)
Income tax recovery (expense)	19,938	326	1,200	-	21,464
Net loss	$(102,042)	$(1,764)	$(117,162)	$(13,452)	$(234,420)

Year Ended December 31, 2015
Revenue	$213,192	$-	$78,112	$-	$291,304
Operating expenses	103,782	-	59,811	-	163,593
Depreciation and depletion	55,693	90	21,312	143	77,238
Total cost of sales	159,475	90	81,123	143	240,831
Earnings (loss) from mine operations	53,717	(90)	(3,011)	(143)	50,473
Mining interest impairment charge	-	(22,000)	(82,000)	-	(104,000)
Exploration expenses	(1,690)	-	-	-	(1,690)
Share-based compensation	-	-	-	(7,144)	(7,144)
General and administrative expenses	(2,546)	(21)	(1,002)	(16,475)	(20,044)
Other charges	(694)	-	-	(2,008)	(2,702)
Earnings (loss) from operations	48,787	(22,111)	(86,013)	(25,770)	(85,107)
Other income (expense) items	(4,225)	41	2,836	(58)	(1,406)
Earnings (loss) before income taxes	44,562	(22,070)	(83,177)	(25,828)	(86,513)
Income tax recovery (expense)	(32,536)	(323)	7,917	4,545	(20,397)
Net income (loss)	$12,026	$(22,393)	$(75,260)	$(21,283)	$(106,910)

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

5.	Mining Interest Impairment Charge

In accordance with our accounting policy, non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. When there is an indicator of impairment the impacted CGU is tested for impairment separately.

In 2016, the Company’s share price declined such that the carrying value of its net assets exceeded its market capitalization. In addition, during the fourth quarter, the Company identified impairment indicators at San Dimas mine and Black Fox Complex and as a result, recorded non-cash impairment charges of $111.0 million and $117.0 million, respectively based on their FVLCD, which exceeds the value in use for both CGUs. The impairment has been recognized in the consolidated statement of operations and comprehensive income (loss) within “Mining interest impairment charge”. The Black Fox Complex comprises the Black Fox mine and adjacent properties, Grey Fox and Pike River.

For the year ended December 31, 2015 the Company recorded non-cash impairment charges of $104.0 million, comprised of $82.0 million relating to the Black Fox Complex and $22.0 million relating to the Cerro del Gallo project.

The recoverable amount was determined as the FVLCD for each CGU. FVLCD was determined based on the net present value of the future estimated cash flows expected to be generated from the continued use of the CGUs, using assumptions derived from from observable market indicators and the current life-of–mines plans for each operation. The mine plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditure at the mine site. The determination of the FVLCD used Level 3 valuation techniques. Key assumptions used in the fair value models include:

Assumptions	2016	2015
Discount rate	6.5%-8.5%	5%-7%
Gold price
Short term	$1,250	$1,100
Long term	$1,300	$1,200
Foreign exchange
Mexican peso (MXN)
Short term	MXN 18	n.a.
Long term	MXN 20	n.a.
Canadian Dollar (CAD)
Short term/long term	CAD 1.30	CAD 1.40
Market value per gold ounce	n.a.	$25
Life of mine (in years) (1)	5 & 17	11

(1) For purposes of assessing asset impairment, the Company used an estimated life of mine of 5 years for Black Fox and 17 years for San Dimas as of December 31, 2016, and 11 years for Black Fox as of December 31, 2015.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

San Dimas Mine

The impairment test for the San Dimas mine was based on the updated life-of-mine plan, which incorporated updated reserves and resources, discount rate factors to account for the underlying risks and management’s view of the exploration potential of the mine site. The resulting non-cash impairment charge for the San Dimas mine was driven by decrease in reserves, revisions in the mining cut-off methodology and the application of higher discount rates in the net present value of future estimated cash flows.

Black Fox Complex

The impairment test for the Black Fox Complex was based on the the updated life-of-mine plan. In 2016, the resulting non-cash impairment charge for the Black Fox Complex derived from decreases in reserves and shortened mine life. In 2015, the non-cash impairment charge was related to declining metal prices, the decision to temporarily defer Grey Fox development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore.

Sensitivities

The impairment charges are highly sensitive to discount rates, gold prices and foreign exchange rates used in the cash flow projection. The table below summarizes the impact on the recognized impairment charges with all the variables held constant except as follows:

		San Dimas Mine	Black Fox Complex
		2016	2016	2015
Discount rate	+/- 1%	$29,000	$2,000	$12,000
Gold price	+/- 10%	$88,000	$39,000	$70,000
Foreign exchange
MXN	+/- 10%	$46,000	n.a.	n.a.
CAD	+/- 10%	n.a.	$37,000	$55,000

Cerro del Gallo Project

In 2015, the Company decided not to construct the project under the current economic environment and as such the CGU was reclassified as an exploration and evaluation asset. The commercial viability of this project will depend on market conditions. The impairment value of $22 million in 2015 was as a result of a lower market value per gold ounce and low cash flows projections. The Company used a $25 market value per gold ounce determined based on market comparable transactions.

As required under the relevant financial reporting framework, as at December 31, 2016 management conducted an assessment to determine whether any impairment indicators existed in relation to the Cerro del Gallo project. No such indicators were identified.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

6.	Revenue

Revenue is comprised of the following sales:

	2016	2015

Gold	$193,077	$247,819
Silver	26,099	43,485
	$219,176	$291,304

a)	Silver Purchase Agreement

The silver purchase agreement provides that for the life of the mine, the first 6.0 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, must be sold to Silver Wheaton Caymans (SWC) at the lesser of $4.26 per ounce (adjusted by 1% per year) and market prices. All silver not sold to SWC is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to SWC at a price lower than market price were reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas mine. The Company presented the value of any expected future cash flows from the sale of any future silver production to SWC as part of the mining interest, as the Company did not receive any of the upfront payment which was made by Silver Wheaton Corp. to acquire its interest in the silver production of the San Dimas mine.

The contract year for purposes of the threshold runs from August 6 of a year to August 5 of the following year. The 6.0 million ounces production threshold for the year ended August 5, 2016 was met in July 2016 and the production threshold for the year ended August 5, 2015 was met in July 2015. During the year ended December 31, 2016, the Company sold 0.2 million ounces of silver at market prices for revenue of $3.0 million (2015 – 0.8 million ounces for $12.7 million in revenue).

b)	Gold Purchase Agreement

As part of the acquisition of Brigus, the Company assumed a gold purchase agreement related to the Black Fox Mine. Under the agreement, the Company is obligated to sell 8% of the future gold production at the Black Fox mine and 6.3% at the adjoining Pike River property (Black Fox Extension) to Sandstorm.

The Company presented the value of any expected future cash flows from the sale of any future gold production to Sandstorm as part of the mining interest on acquisition, as the Company did not receive any of the upfront payment which was made by Sandstorm to acquire its interest in the gold production from Black Fox and Pike River.

During the year ended December 31, 2016, the Company recorded revenue of $2.7 million (2015 - $3.0 million) under the contract terms.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

7.	General and administrative expenses

General and administrative expenses comprise the following:

	2016	2015
Salaries and wages	$6,673	$11,130
Rent and office costs	836	1,232
Legal, accounting, consulting and professional fees	2,547	3,672
Directors fees and expenses	1,238	922
Other general and administrative expenses	3,508	3,088
	$14,802	$20,044

8.	Other charges

Other charges comprise the following:

	2016	2015
Legal expenses associated with proceedings in Mexico	$3,254	$694
Office closure costs and severance payments	1,171	2,008
Government charges	300	-
	$4,725	$2,702

9.	Transaction costs

Transaction costs comprise the following:

	2016	2015
Transaction costs relating to:
Issuance of common share purchase warrants	$232	$-
5.75% convertible debenture offering	-	3,651
Other expenses	982	765
	$1,214	$4,416

100  |   Primero 2016 Annual Report

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

10.	Interest and finance expenses

Interest and finance expenses comprise the following:

	2016	2015

Interest expenses
Interest on 5.75% convertible debentures	$4,313	$3,381
Interest on 6.5% convertible debentures	775	3,123
Interest on revolving credit facility	1,577	925
	6,665	7,429
Finance expenses
Accretion on 6.5% convertible debentures	$365	$1,436
Accretion on asset retirement obligation	1,043	1,122
Amortization of revolving credit facility transaction costs	870	877
Others	356	650
	2,634	4,085
	$9,299	$11,514

11.	Other income (loss)

	2016	2015
Foreign exchange gain (loss)	$(664)	$126
Gain on derivative liability	5	1,478
Finance income	88	229
Other	-	(809)
	$(571)	$1,024

12.	Income Taxes

a)	Tax expense (recovery)

	2016	2015
Current income tax expense	$1,089	$23,365
Deferred income tax expense (recovery)	(22,553)	(2,968)
Income tax expense (recovery)	$(21,464)	$20,397

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

Primero 2016 Annual Report  |  101

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	2016	2015
Loss before income taxes	$(255,884)	$(86,513)
Canadian federal and provincial income tax rate	26.5%	26.5%
Expected income tax expense (recovery)	(67,809)	(22,926)
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(2,930)	1,502
Share-based payments	1,986	1,882
Amounts allowable for tax purposes	(9,291)	(9,704)
Impact of foreign exchange and inflation	27,180	24,595
Withholding taxes on intercompany interest	3,308	3,932
Royalty taxes in Mexico	115	769
Flow through share renunciation	266	415
Impairment of mining interest	23,422	20,439
Benefit of tax losses and temporary differences not recognized	2,289	(507)
Income tax expense (recovery)	$(21,464)	$20,397

b)	Deferred tax liabilities and assets

The significant components of the Company’s deferred tax liabilities and assets are as follows:

	2016	2015
Deferred tax assets
Non-capital losses	$8,183	$4,684
Decommissioning liability to be recovered	1,315	1,931
Deduction for Mexican royalty taxes	9,565	12,280
Accruals and other	2,338	5,149
	$21,401	$24,044
Deferred tax liability
Mining interests	(46,066)	$(73,370)
Net deferred tax liability	$(24,665)	$(49,326)

A reconciliation of net deferred tax liability to the amounts presented in the consolidated statements of financial position follows:

	2016	2015
Deferred tax asset	$3,763	$3,781
Deferred tax liability	(28,428)	(53,107)
Net deferred tax liability	$(24,665)	$(49,326)

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The movement in deferred income tax balances is explained as follows:

	2016	2015
As at January 1	$(49,326)	$(49,763)
Deferred tax (expense)/recovery	22,553	2,968
Flow through share premium credit charged to deferred tax expense	(1,200)	(1,728)
Withholding expense accrued as tax payable	3,308	3,932
Warrant expiry	-	(4,735)
As at December 31	$(24,665)	$(49,326)

Based on taxable income projections derived from discounted cash flow models for each of the Company’s mines, the Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred tax assets. Of the Company’s total deferred tax liability of $28.4 million (2015 - $53.1 million), $5.2 million (2015 - $10.2 million) is expected to reversed within twelve months of the statement of financial position date and the remainder after twelve months of the statement of financial position date.

The Company has total unused Canadian losses of $221.0 million (2015 - $212.7 million) that are available to be applied against future taxable income. These losses expire from 2025 to 2036. Of these losses, $132 million (2015 - $128 million) are restricted to use only against income from the same or similar business that created these losses. The Company also has losses of $22.5 million (2015 - $29.9 million), of which $4.7 million (2015 - $14.0 million) expire in 2017 and 2018, and the rest in 2019 through 2026, relating to entities that have a history of losses, and may not be used to offset taxes in other entities.

The Company has $194.0 million (2015 - $172.0 million) in Canadian resource tax pools which do not expire and can be utilized to shelter future income earned from the Black Fox Complex.

Deductible temporary differences, unused tax losses and their tax effect for which no deferred tax assets have been recognized are attributable to the following:

	Temporary Differences		Tax effect
	2016	2015	2016	2015
Non-capital losses	$203,529	$213,586	$51,885	$54,779
Capital losses	2,555	3,149	339	417
Share issuance costs	5,906	6,137	1,565	1,620
Accrued liabilities and other	1,138	3,708	302	936
Resource and equipment tax pools	162,143	37,164	44,442	9,291
Ontario mining tax	122,796	17,224	10,438	1,464
	$498,067	$280,968	$108,971	$68,507

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2016 is $120.5 million.

Primero 2016 Annual Report  |  103

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

c)	Challenge to the 2012 APA

Overview

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

In 2004, affiliates of Goldcorp Inc. (Goldcorp) entered into a Silver Purchase Agreement with Silver Wheaton in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Silver Wheaton’s subsidiary in the Cayman Islands. Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to Silver Wheaton 100% of silver produced from the San Dimas concessions during a contract year (August 6th to the following August 5th), up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the PEM Realized Price). In 2016, the contract price was $4.28 (2015 - $4.24) . The price paid by Silver Wheaton under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to Silver Wheaton. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, STB, to Silver Wheaton’s subsidiary, SWC. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, PEM, sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to Silver Wheaton Caymans were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

In February 2016, the SAT initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. The Company is an ‘interested party’ in this proceeding. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement cannot be reasonably estimated at this time, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

The Company intends to vigorously defend the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

Primero Mining Corp.’s claim against the Mexican Government

On June 2, 2016, the Company notified the Government of Mexico that the measures taken by the SAT against PEM in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As more than 90 days have now passed since the provision of this notice, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. During Q3 and Q4 2016, 2016 Primero engaged in dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA. The Company thus temporarily suspended its advancement of international arbitration against the Mexican Government in order to continue this dialogue.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Uncertain tax treatment for tax years following 2014

For the years ended December 31, 2016 and 2015, the Company continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. While the amount of additional tax that SAT could charge PEM for years following 2014 cannot be reasonably estimated at this time, to the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement, for tax purposes, is significantly different from the PEM Realized Price and, while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

13.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.

	2016	2015
Net loss attributable to shareholders
Basic	$(234,420)	$(106,910)
Diluted	(234,420)	(106,910)
Weighted average number of shares
Basic	177,569,024	162,340,566
Diluted	177,569,024	162,340,566
Basic loss per share	$(1.32)	$(0.66)
Diluted loss per share	$(1.32)	$(0.66)

For the year ended December 31, 2016, 26,928,026 common shares which are issuable from outstanding stock options, 2013 PSUs, DSUs and from the 6.5% convertible debentures and 5.75% convertible debentures (2015 – 32,143,546 common shares) were excluded from the calculation of diluted loss per share as they would be considered to be anti-dilutive.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

14.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	2016	2015
Trade and other receivables	$(169)	$(638)
Value added and income taxes receivable	1,980	243
Prepaid expenses	3,232	(850)
Inventories	6,382	(4,318)
Trade and other payables	(12,652)	4,734
Other taxes payable	(931)	(708)
	$(2,158)	$(1,537)

15.	Cash

a)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.

b)	Restricted cash

At December 31, 2016, restricted cash of $4.6 million (C$6.2 million) (2015 - $5.9 million, equivalent to C$8.3 million) represented collateralized cash held for a letter of credit securing C$20.5 million of closure bonds held with the Ontario Ministry of Northern Development (OMND).

16.	Inventories

	2016	2015
Current portion of inventory
Gold and silver	$5,827	$10,279
Stockpiled ore	5,285	9,021
Work-in-progress	5,771	6,541
Supplies	5,946	6,123
	22,829	31,964
Long-term stockpile	-	5,694
	$22,829	$37,658

For the year ended December 31, 2016, the Company recorded inventory write downs of $1.0 million (2015 - $3.0 million) to reflect a net realizable value based on a price of $1,159 (2015 - $1,050) per ounce of gold.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

17.	Mining interests

	Mining		Plant,
	properties	Land and	equipment and	Construction
	and leases	buildings	vehicles	in progress	Total
Cost
At January 1, 2015	$890,500	$68,755	$163,288	$39,703	$1,162,246
Additions	57,682	9,575	30,069	(3,754)	93,572
Assets derecognized	-	(132)	(1,532)	-	(1,664)
At December 31, 2015	948,182	78,198	191,825	35,949	1,254,154
Additions	55,788	8,256	30,536	(21,218)	73,362
Reclassifications	1,086	3,948	(5,279)	239	(6)
Assets derecognized	-	-	(5,021)	-	(5,021)
At December 31, 2016	$1,005,056	$90,402	$212,061	$14,970	$1,322,489

Accumulated depreciation and depletion
At January 1, 2015	$223,695	$10,685	$46,386	$-	$280,766
Depreciation and depletion	53,121	2,507	24,730	-	80,358
Impairment charge	79,077	3,785	21,138	-	104,000
Assets derecognized	-	(32)	(1,056)	-	(1,088)
At December 31, 2015	355,893	16,945	91,198	-	464,036
Depreciation and depletion	31,046	3,247	22,942	-	57,235
Impairment charge	228,000	-	-	-	228,000
Reclassifications	1,487	4,768	(6,261)	-	(6)
Assets derecognized	-	-	(4,696)	-	(4,696)
At December 31, 2016	$616,426	$24,960	$103,183	$-	$744,569

Carrying value
At December 31, 2015	$592,289	$61,253	$100,627	$35,949	$790,118
At December 31, 2016	$388,630	$65,442	$108,878	$14,970	$577,920

A summary of mining interest by property is as follows:

	Mining		Plant,
	properties	Land and	equipment	Construction	December 31	December 31
	and leases	buildings	and vehicles	in progress	2016	2015
San Dimas Mine	$283,555	$56,799	$76,069	$11,828	$428,251	$541,988
Black Fox Complex	45,365	4,719	32,454	3,142	85,680	184,485
Cerro Del Gallo Project	59,710	3,924	25	-	63,659	63,232
Corporate	-	-	330	-	330	413
Total	$388,630	$65,442	$108,878	$14,970	$577,920	$790,118

All property of the San Dimas mine is pledged as security for the Company’s obligations under the silver purchase agreement and certain assets of the Black Fox Complex are pledged as security for the gold purchase agreement (Note 7(b)). Substantially all of the Company’s assets are pledged as security under the revolving credit facility (Note 19(d)).

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The carrying value of property, plant and equipment under finance leases at December 31, 2016 was $8.0 million (December 31, 2015 - $10.1 million). The lessors hold first security rights over the leased assets which include trucks, loaders, scoops, drills and other heavy equipment.

During the year ended December 31, 2016, PEM acquired additional concessions adjacent to its San Dimas mine. See note 21(a) for related discussion.

The basis for calculating the depletion expense is described in Note 2, “Basis of preparation and significant accounting policies”. The following table gives further details of the depletion calculation:

	San Dimas				Black Fox
	2016		2015		2016		2015
	$	oz	$	oz	$	oz	$	oz
Depletable pools	$314,600	1.4 million	$309,300	1.4 million	$29,200	0.2 million	$42,300	0.3 million
Non-depletable pools	44,200		99,100		89,700		83,400

Future development costs included in the depletion calculation were $57.0 million (2015- $57.0 million). Depletion expense for the year ended December 31, 2016 was $31.4 million (2015 - $52.1 million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, related future development costs, the depletion expense would have been $27.4 million (2015 - $46.0 million).

Depreciation and depletion expense for the year ended December 31, 2016 was $57.2 million (2015 - $80.4 million), of which $6.1 million represents the non cash component in the inventories balance in the year ended December 31, 2016 (2015 – $3.2 million).

18.	Debt

	December 31	December 31
	2016	2015
Current debt
6.50% convertible debentures (a)	$-	$47,751
Revolving credit facility (b)	49,639	-
Finance lease liabilities (c)	1,202	4,666
	50,841	52,417
Long-term debt
5.75% convertible debentures (d)	$52,500	$61,500
Finance lease liabilities (c)	406	1,227
	52,906	62,727
	$103,747	$115,144

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(a) During 2014 as part of the acquisition of Brigus, the Company assumed $50 million of senior unsecured debentures ($48.1 million after investors holding $1.9 million of the debentures accepted the change of control offer made by the Company). The debentures bore interest at 6.5% per annum payable semi-annually in arrears on March 31 and September 30 of each year. These debentures were repaid in cash upon maturity on March 31, 2016. Accretion relating to the debentures for the the year ended December 31, 2016 was $0.4 million (2015 - $1.4 million).

(b) The Company has a $75 million revolving credit facility available until May 23, 2017, which bears interest at a floating interest rate equal to LIBOR or the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin. The Company drew down $50 million under the revolving credit facility to repay the 6.5% convertible debentures (note 19(a)). Unamortized transaction costs of $0.4 million have been netted against the drawn amount resulting in a carrying value of $49.6 million at December 31, 2016. The revolving credit facility is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility. As at December 31, 2016 the Company was in compliance with all debt covenants (see further discussion in note 21).

(c) The Company is obligated under various finance leases for equipment as well as a milling facility at the Black Fox Complex. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 4.75% to 6.60% . The are no restrictions placed on the Company as a result of these leases, however, the lessors hold first security rights over the leased assets.

(d) On February 9, 2015, the Company issued $75 million of 5.75% convertible unsecured subordinated debentures (the 5.75% convertible debentures) maturing on February 28, 2020. The 5.75% Debentures bear interest at a rate of 5.75% per annum, payable in U.S. dollars semi-annually on August 28 and February 28 each year, commencing on August 28, 2015. The 5.75% convertible debentures are convertible into the Company’s common shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 common shares per $1,000 principal amount of the debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

The 5.75% convertible debentures are not redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the 5.75% convertible debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the 5.75% convertible debentures are considered to contain embedded derivatives relating to the conversion and redemption options. The Company has elected to classify the convertible debenture as a financial instrument measured at fair value for reporting purposes given that the debentures contain multiple embedded derivatives. Fair value changes are recorded through the statement of operations and comprehensive income (loss). Transaction costs associated with the debentures of $3.7 million were expensed during the year ended December 31, 2015.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

19.	Decommissioning liability

The decommissioning liability consists of reclamation and closure costs for the San Dimas mine and the Black Fox Complex. The undiscounted cash flow amount of the total obligation was $59.6 million at December 31, 2016 (2015 - $52.1 million) and the present value of the obligation was estimated at $29.8 million (2015- $28.3 million).

	San Dimas	Black Fox	Total
Decommissioning liability, January 1, 2015	$9,390	$23,176	$32,566
Accretion expense	1,471	(349)	1,122
Foreign exchange and other adjustments	(1,537)	(3,857)	(5,394)
At December 31, 2015	9,324	18,970	28,294
Accretion expense	723	320	1,043
Change in estimated timing of cash flows	1,295	69	1,364
Foreign exchange and other adjustments	(1,462)	551	(911)
At December 31, 2016	$9,880	$19,910	$29,790

The discount rates used by the Company in 2016 and 2015 are based on prevailing risk-free pre-tax rates in Mexico and Canada, respectively, for periods of time which coincide with the period over which the decommissioning costs are discounted. The following table summarizes the assumptions used in provision for the years ended December 31, 2016 and 2015:

	Expected years	Discount rate	Inflation rate
2016
San Dimas	17 yrs	7.75%	3.40%
Black Fox Complex	5 yrs	2.34%	2.00%
2015
San Dimas	22 yrs	7.50%	3.00%
Black Fox Complex	11 yrs	2.00%	2.00%

20.	Shareholders’ equity

a)	Share capital

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

On June 9, 2016, PEM completed an acquisition of certain concessions adjacent to its San Dimas mine. The consideration comprised a cash payment of $1.0 million (of which $0.92 million has been paid as of December 31, 2016) and the issuance of 2,010,050 of Primero’s common shares. 1,854,271 common shares were issued as of December 31, 2016, with the remaining 155,779 common shares expected to be issued. The price per common share was $1.91 based on the NYSE trading price at the closing date. The Company has recognized an equity reserve in shareholders’ equity for the unissued common shares for concessions that have not yet been transferred.

Primero 2016 Annual Report  |  111

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

On June 24, 2016, the Company completed a public equity offering, raising gross proceeds of $40.0 million (C$51.8 million) through the issuance of 22,022,500 units (Unit) of the Company at a price of C$2.35 per Unit (the equity offering). Each Unit consists of one common share of Primero and one-half of one common share purchase warrant (each whole common share purchase warrant is a “Warrant”) of the Company. Each whole Warrant entitles the holder to acquire one common share of the Company at a price of C$3.35 per Common share until June 25, 2018.

Out of the gross proceeds from the equity offering, $4.7 million was allocated to the common share purchase warrants based on their fair value determined using the trading price at the date of closing of the transaction, and the remaining $35.3 million was allocated to the common shares and recorded as share capital. The common share purchase warrants are classified as a financial liability in the statement of financial position. Fair value changes of the common share purchase warrants are recognized in the statement of operations and comprehensive income (loss).

Transaction costs relating to the equity offering amounted to $2.5 million, of which $0.2 million was allocated to the common share purchase warrants and was recognized as an expense in the statement of operations and comprehensive income (loss) for the year ended December 31, 2016. The balance of $2.3 million was allocated to share capital.

In December 2015, the Company received $4.3 million (net of transaction costs) from the issuance of 1,366,768 flow-through shares to be used to fund the exploration at the Froome Zone within the Black Fox Complex. The proceeds were fully spent during 2016.

b)	Warrants

As at January 1, 2015, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of C$8.00 until July 20, 2015. On July 21, 2015, these warrants expired unexercised. Accordingly, the carrying value of $34.8 million was reclassified to contributed surplus net of income taxes on the expired warrants of $4.7 million.

c)	Share-based compensation

The movement in contributed surplus and phantom share liability related to share-based compensation during the years ended December 31, 2016 and 2015 are as follows:

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	Contributed Surplus
			Deferred share			Phantom share
	2013 Plan PSUs	Stock options	units	Others	Total	liability

At January 1, 2015	$3,020	$18,539	$-	$(33)	$21,526	$4,037
Exercise of stock options	-	(294)	-	-	(294)	-
PSUs settled in shares	(4,404)	-	-	-	(4,404)	-
PSUs settled in cash	-	-	-	-	-	(4,205)
Expiry of warrants	-	-	-	30,046	30,046	-
Share-based compensation expense	5,769	1,964	377	-	8,110	829
At December 31, 2015	$4,385	$20,209	$377	$30,013	$54,984	$661
PSUs settled in shares	(4,851)	-	-	-	(4,851)	(110)
PSUs settled in cash	-	-	-	-	-	(377)
Share-based compensation expense	6,420	1,897	407	-	8,724	(131)
At December 31, 2016	$5,954	$22,106	$784	$30,013	$58,857	$43

Share-based compensation of $1.5 million is included in operating expenses for the year ended December 31, 2016 (2015 - $1.8 million).

(i) Stock options

Under the Company’s stock option plan (the Plan), the number of common shares that may be issued on the exercise of options granted under the Plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements).

A summary of the Company’s stock option activities for the year ended December 31, 2016 and the year ended December 31, 2015 is presented below.

		Weighted
	Options	average
	outstanding	exercise price
Outstanding at January 1, 2015	9,254,224	C$6.17
Granted	1,617,870	4.23
Exercised	(300,000)	3.47
Cancelled	(71,875)	5.68
Expired	(6,254,021)	6.17
Outstanding at December 31, 2015	4,246,198	C$5.70
Granted	2,782,317	2.68
Cancelled/Forfeited	(3,500)	4.52
Expired	(499,771)	8.78
Outstanding at December 31, 2016	6,525,244	C$4.17

The following table summarizes the weighted average assumptions used in the Black-Scholes valuation model for the determination of the cost of stock options issued during the year ended December 31, 2016 and 2015.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

	2016	2015
Risk free interest rate	0.55%	0.95%
Expected life in years	3.50	3.50
Volatility	63.92%	59.27%
Expected dividends	0.00%	0.00%
Forfeiture rate	5.00%	5.00%
Weighted average fair value of options issued	C$0.80	C$1.73

As at December 31, 2016, the following stock options were outstanding and exercisable:

Awards Outstanding				Awards Exercisable
		Remaining	Weighted		Remaining	Weighted
		contractual	average		contractual	average
Range of exercise		life	exercise		life	exercise
price per share	Quantity	(in years)	price	Quantity	(in years)	price
C$1.36 - C$3.00	3,017,317	3.83	C$2.68	745,781	2.30	C$2.86
C$3.01 - C$6.00	2,294,666	2.64	4.50	1,747,854	2.47	4.57
C$6.01 - C$10.00	1,197,833	1.32	7.15	1,122,007	1.26	7.13
C$10.01 - C$15.00	6,242	2.42	13.75	6,242	2.42	13.75
C$15.01 - C$20.29	9,186	0.48	18.44	9,186	0.48	18.44
	6,525,244	2.94	C$4.17	3,631,070	2.06	C$5.06

(ii) Phantom Share Unit Plan (PSUP) and Directors PSU Plan (Directors PSUP)

PSUP is a cash-settled plan. The amount to be paid for vested units is based on the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

A person holding Director PSUs is entitled to elect to receive at vesting, either a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

A summary of the unit activity for the year ended December 31, 2016 and 2015 under the PSUP and the Directors PSUP is presented below.

	Directors PSUP		PSUP
	December 31		December 31
	2016	2015	2016	2015
Opening balance	211,371	186,063	233,577	1,329,080
Redeemed	(136,744)	(198,575)	(189,961)	(1,088,066)
Granted	-	223,883	-	-
Cancelled	-	-	(3,896)	(7,437)
	74,627	211,371	39,720	233,577

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Units issued under the PSUP and Directors PSUP are accounted for as cash-settled awards. All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations and comprehensive income (loss) during the the year ended December 31, 2016 in relation to the PSUP and Directors PSUP was a recovery of $0.1 million (2015 – $0.8 million expense) recognized under general and administrative expenses. The total liability recognized at December 31, 2016 in respect of the PSUP and Directors PSUP was less than $0.1 million (December 31, 2015 - $0.7 million) which is classified as a current liability, reported within trade and other payables. None of these cash-settled units were vested at December 31, 2016, but all remain outstanding.

(iii) 2013 PSU Plan (2013 PSUP)

A person holding PSUs issued under this plan is entitled to receive, at vesting either a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of PSUs, or a combination of cash and equity. The choice of settlement is solely at the Company’s discretion.

A summary of the unit activity for the year ended December 31, 2016 and 2015 under the 2013 PSUP is presented below.

	December 31	December 31
	2016	2015
Opening balance	2,088,902	1,152,464
Redeemed	(1,324,092)	(958,515)
Granted	4,046,139	1,960,463
Cancelled	(140,845)	(65,510)
	4,670,104	2,088,902

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income (loss) for the year ended December 31, 2016 in relation to the 2013 PSUP was $4.9 million (2015 - $6.8 million).

(iv) Deferred share units

A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion.

The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

Primero 2016 Annual Report  |  115

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

As at December 31, 2016, a total of 315,790 DSUs were issued and outstanding. The DSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statements of operations and comprehensive income (loss) for the year ended December 31, 2016 was $0.4 million (2015 - $0.4 million).

21.	Capital management

The Company’s objectives in managing capital are to:

•	ensure the Company has the financial capacity to support its operations in a low gold price environment;
•	ensure the Company has the capital and capacity to support its long-term growth strategy;
•	ensure the Company complies with its debt covenants; and
•	provide returns for shareholders and benefits for other stakeholders.

The Company’s capital items are the following:

	December 31	December 31
	2016	2015
Cash and cash equivalents	$19,875	$45,601
Undrawn revolving credit facility (Note 18)	25,000	75,000
Current debt	50,841	52,417
Long-term debt	52,906	62,727
Shareholders' equity	461,130	648,876

The Company has $25.0 million remaining undrawn balance in its revolving credit facility. Further drawdowns from the facility are subject to the lenders’ approval. The Company is not anticipating drawing down the remaining balance since it has entered into a term sheet with Sprott with the intention to refinance such facility.

To support the Company’s capital management objectives, the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

Several key policy guidelines are used to manage the Company’s capital structure:

•	ensure that there is sufficient cash to meet its liabilities when they are due;
•	evaluate its financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner;
•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns; and

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

In February 2017 the Company entered into a term sheet with Sprott for a $75 million three year term loan to replace its existing revolving credit facility, due to mature on May 23, 2017. The term sheet is subject to execution of definitive transaction documents, all regulatory and other third party approvals and satisfaction of other customary conditions precedent. Although the Company believes that definitive agreements with Sprott will be finalized, there can be no assurance that the Company's efforts to obtain financing from Sprott or others will be successful. (see note 2(b)).

Pursuant to the terms of the revolving credit facility, the Company is required to maintain the following financial covenants:

As at
Covenant	Requirement	December 31, 2016
Tangible net worth (in $millions) [1]	=/> $340	$461
Net debt leverage ratio [2]	=/< 4.25:1	3.1:1
Senior net debt leverage ratio [3]	=/< 2.5:1	1.9:1
Interest coverage ratio [4]	=/> 4.5:1	6.8:1

[1]

Tangible net worth represents equity less goodwill and other intangible assets. The amended credit agreement requires the Company to maintain an amount greater than or equal to the greater of $586 million, less an amount equal to 115% of the impairment charge in respect of its fixed assets for the year ended December 31, 2016; and $340 million plus (in either case) 50% of the aggregate positive Net Income from January 1, 2017.

[2]

Net debt leverage ratio represents total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA, as defined in the credit agreement. The required ratio of 4.25 to 1 applies to the quarter ended December 31, 2016. Effective January 1, 2017, the required quarterly ratio is 3.50 to 1.

[3]

Senior net debt leverage ratio represents that portion of net debt that ranks pari passu with or in priority to the revolving credit facility divided by rolling 4 quarter EBITDA, as defined in the credit agreement. The required ratio of 2.50 to 1 applies to the quarter ended December 31, 2016. Effective January 1, 2017, the required quarterly ratio is 2.0 to 1.

[4]	Interest coverage ratio represents earnings before interest, depreciation and amortization, as defined in the credit agreement divided by interest expense.

As at December 31, 2016, the Company was compliant with these covenants. The Company closely monitors compliance to these covenants, as a breach of a covenant would be considered an event of default under the revolving credit agreement which, if not addressed, would entitle the lenders to make the borrowings under the revolving credit facility immediately due and payable and also causing borrowings under the 5.75% convertible debentures to become immediately due and payable. Being able to remain in compliance with the covenants is dependent upon many factors including, but not limited to, commodity prices, exchange rates, and levels of gold production. Adverse changes in one or more of these factors could negatively impact the Company’s ability to remain in compliance.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

22.	Financial instruments

The Company’s financial instruments at December 31, 2016 consist of cash, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At December 31, 2016, the carrying amounts of cash and cash equivalents, restricted cash and cash equivalents, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is carried at fair value. Any unrealized gains on available for sale assets are recognized in OCI. Cumulative losses recorded under Accumulated Other Comprehensive Loss are reclassified from equity to the statement of operations and comprehensive income (loss) when there is objective evidence that the asset is impaired. Once an impairment is recognized, all subsequent losses are recognized in the statement of operations until the asset is derecognized. During the year ended December 31, 2016, the Company recorded an impairment loss of $nil (2015 – impairment of $0.6 million) in the statement of operations and comprehensive income (loss) and an unrealized gain of $1.1 million in Accumulated Other Comprehensive Loss relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2016 or December 31, 2015, other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus (Note 18 (a)) were considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and was subsequently measured at fair value each period during the term of the debentures. During the year ended December 31, 2016, an unrealized derivative gain of $nil (2015 –$1.5 million) was recognized in relation to this derivative liability.

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 18 (d)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the year ended December 31, 2016, a mark to market gain of $9.0 million (2015 - $13.5 million) was recognized in relation to the debentures.

The common share purchase warrants issued by the Company on June 24, 2016 (Note 20 (a)) are considered derivative liabilities and were initially recognized at fair value and are subsequently measured at fair value during the term of the warrants. During the year ended December 31, 2016, a mark-to-market gain of $3.6 million (2015 - $nil) was recognized in relation to the common share purchase warrants.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	December 31	December 31
Level 1	2016	2015
Investment in Fortune Bay (1)	$1,160	$525
5.75% convertible debentures (2)	52,500	61,500
Warrant liability (2)	1,066	-

(1)	Fortune Bay is a publicly- listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)

The fair value of the 5.75% convertible debentures and the warrant liability are calculated using the respective market prices on the TSX Exchange as at the date of the statement of financial position.

At December 31, 2016, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2015 – $nil).

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and restricted cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash and cash equivalents in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2016 is considered to be negligible. There are 14 months of value added tax outstanding from the Mexican tax authorities (included in current and non-current taxes receivable below), which the Company expects to be refunded or be offset against future income tax payments.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The Company’s maximum exposure to credit risk at December 31, 2016 and 2015 is as follows:

	2016	2015
Cash and restricted cash	$24,452	$51,521
Trade and other receivables	1,962	1,793
Current and non-current taxes receivable	41,838	30,689
	$68,252	$84,003

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objectives and key guidelines for capital management, including management of long-term debt, are described in note 21. Further considerations in our liquidity risk are described in note 12(c).

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, draw down of its revolving credit facility and new borrowings.

The table below shows the Company’s liquidity risk profile at December 31, 2016:

	Within 1	2-5
(in thousands of U.S. dollars)	year	years	Total

Cash and cash equivalents	$19,875	$-	$19,875
Trade and other payables	(31,781)	-	(31,781)
Revolving credit facility balance and interest	(50,811)	-	(50,811)
Finance lease liabilities	(1,202)	(406)	(1,608)
5.75% Convertible debentures and interest	(4,313)	(84,322)	(88,635)
Total	$(68,232)	$(84,728)	$(152,960)

Refer to note 1(b) for the Company’s plans to address liquidity risk associated with the current working capital deficiency. The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have terms of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense during the year ended December 31, 2016 was $0.8 million (2015 - $1.2 million).

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

c)	Market risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in US dollars and costs are incurred principally in US dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in US dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, and as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entities whose taxable profit or loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2016, the Company recognized a loss of $1.0 million on foreign exchange (2015 – gain of $0.1 million). Based on the above net exposures at December 31, 2016, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $1.4 million increase or decrease in the Company’s before-tax net earnings (loss) (2015 - $0.03 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $2.7 million increase or decrease in the Company’s before-tax net earnings (loss) (2015 - $1.6 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the revolving credit facility which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit before tax of $0.02 million (assuming $50 million drawn on the line of credit).

(iii) Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

Primero 2016 Annual Report  |  121

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The table below summarizes the impact on profit before tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	2016	2015
Gold price
10% increase	$14,084	$18,091
10% decrease	(14,084)	(18,091)
Silver price
10% increase	$222	$938
10% decrease	(222)	(938)

23.	Related party transactions

Compensation of key management personnel of the Company

The key management personnel of the Company are considered to be all directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer. Aggregate compensation recognized in respect of key management personnel of the Company including directors is as follows:

	2016	2015
Short-term employee benefits	$3,122	$5,198
Share-based compensation	3,879	2,494
Termination benefits	1,172	-
	$8,173	$7,692

As at December 31, 2016 $0.6 million (2015 - $1.5 million) of the short-term employee benefits were outstanding. All of the compensation of key management personnel was equivalent to that which would be incurred in an arm’s length transaction.

24.	Commitments and contingencies

(a) An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Three of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings were initiated by Ejidos against defendants who were previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant. None of the initial proceedings named Primero as a party and Primero therefore had no standing to participate in them.

In 2015, two of these proceedings were decided in favor of the Ejidos. Upon becoming aware of the decisions Primero obtained injunctions to suspend any legal effect of the decisions while the Company proceeds with a legal process to nullify the Ejidos’ claim by submitting evidence of Primero’s legal title. In February 2017, one of the two legal processes to nullify the Ejidos’ claim was decided in favour of Primero and the decision is subject to appeal by the Ejido. The second proceeding is ongoing.

The third legal proceeding commenced by the Ejidos has not been decided and Primero remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favour of the Ejido in that proceeding, Primero will seek to annul such decision by defending its position as the legitimate owner.

If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

(b) The Company has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors’ and officers are covered by directors’ and officers’ liability insurance.

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. The Company intends to vigorously defend this class action lawsuit.

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PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

(c) As at December 31, 2016, the Company had entered into commitments to purchase plant and equipment totaling $0.5 million (December 31, 2015 - $5.7 million).

(d) Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

124  |  Primero 2016 Annual Report

Transfer Agent and Registrar	Shares Issued
Computershare Trust Company of Canada	At December 31, 2016
100 University Avenue	Total issued and outstanding: 189,508,365
8th Floor, North Tower	Fully diluted: 207,044,859
Toronto, ON, Canada M5J 2Y1
T 416 263 9200	Company Filings
E service@computershare.com	www.sedar.com
www.computershare.com	www.sec.gov

Auditors	Corporate Office
KPMG LLP	Toronto
79 Wellington Street West
Legal Counsel	TD South Tower, Suite 2100
Toronto, ON, Canada M5K 1H1
Stikeman Elliott LLP
5300 Commerce Court West	T 416 814 3160
199 Bay Street	F 416 814 3170
Toronto, ON, Canada M5L 1B9	TF 1 877 619 3160

Shares Listed	Investor Inquiries
Toronto Stock Exchange	Evan Young
TSX:P	Manager, Investor Relations
TSX:P.DB.V (Convertible Debentures	T 416 814 2694
– US$6.55 conversion, expiry 02/28/20)	F 416 814 3170
TSX:P.WT.C (Common Share Purchase Warrants	E info@primeromining.com
– US$3.35 conversion, expiry 06/25/18)

New York Stock Exchange	Website
NYSE:PPP	www.primeromining.com

Primero 2016 Annual Report  |  125

Directors	Officers

Wade Nesmith	Joseph F. Conway
Chairman	Interim President and
Primero Mining Corp.	Chief Executive Officer

British Columbia, Canada	Tamara Brown
Joseph F. Conway [1]	Vice President, Corporate Development
Interim President and
Chief Executive Officer	Kevin Jennings
Primero Mining Corp.	Chief Financial Officer
Ontario, Canada	H. Maura Lendon
David R. Demers [2,3]	Chief General Counsel
Corporate Director	and Corporate Secretary
British Columbia, Canada	James Mallory
Grant Edey [1,3,4]	Vice President, Corporate Responsibility
President and Chief Executive Officer,	Damien Marantelli
Khan Resources Inc.	Chief Operating Officer
Ontario, Canada
Louis Toner
Patricia A. Fortier [1,3]	Vice President, Project Development
Corporate Director	and Construction
British Columbia, Canada

Brad Marchant [1,4]	Board Committees
Corporate Director
1	Member of the Technical and Corporate
British Columbia, Canada	Responsibility Committee
Robert A. Quartermain [1,2]	2	Member of the Human Resources Committee
Chairman and Chief Executive Officer,	3	Member of the Governance and Nominating Committee
Pretium Resources Inc.	4 Member of the Audit Committee
British Columbia, Canada

Michael Riley [2,4]
Corporate Director
British Columbia, Canada

Production Notes
Design and Production: Macrae Creative
Printing: RRD
Printed in Canada

126  |  Primero 2016 Annual Report

PRIMERO
BOARD OF DIRECTORS

Primero Board *(from left to right)*: Brad Marchant *Director*, Grant Edey *Director*, Michael Riley *Director*, Joseph F. Conway *Interim President, C.E.O. and Director*, Wade Nesmith *Chairman*, David R. Demers *Director*, Patricia A. Fortier *Director and* Robert A. Quartermain *Director*.

PRIMERO

Primero is a Canadian-based gold mining company with operating mines in Canada and Mexico, and a strong portfolio of development-stage and exploration projects.

WORLD GOLD COUNCIL MEMBER